2007-2008 Saskatchewan Provincial Budget

The Hon. Andrew Thomson Minister of Finance	Budget and Performance Plan Summary

Minister’s Message

It is with great pleasure that I table the 2007-08 Budget and supporting documents for public review and discussion.

There has never been a better time to be in Saskatchewan. Our province is enjoying prosperous times, and this Budget is making life even better for Saskatchewan families.

This Budget provides more reasons for young people to make their future right here, continues with the business tax cuts we began last year, makes new investments in health care, and provides more funds for our communities and economic infrastructure.

For young people, university tuition remains frozen at 2004 levels until 2008. To help young people start their careers right here at home, we have introduced a new Graduate Tax Exemption that, coupled with other measures, will allow graduates to earn $20,000 of income tax-free in each of the first five years following graduation.

This is a Budget that takes care of Saskatchewan families as it introduces a universal $15 seniors’ drug plan to help make drugs more affordable for all seniors. It also increases funding to provide more surgeries and diagnostic testing. It delivers historic levels of funding for municipalities to help keep taxes down, for school boards to improve the quality of education and for universities to improve research and scholarship.

Our biggest-ever capital and infrastructure budget exceeds $500 million and includes funds to complete highway twinning work, rebuild rural highways, and other efforts to maintain and improve key economic transportation corridors. These new investments in our highways and transportation networks are part of an unprecedented $5 billion investment over the next 10 years and build on The Fuel Tax Accountability Act introduced last year.

I invite you to browse this and other related documents to discover for yourself how we are helping make life better for Saskatchewan families through measures provided in Budget 2007-08.

/s/ Andrew Thomson

Honourable Andrew Thomson
Minister of Finance

Table of Contents

MINISTER’S MESSAGE
TECHNICAL PAPERS
Saskatchewan’s Economic Outlook	6
General Revenue Fund Financial Outlook	13
A Plan for Growth and Opportunity	20
Graduate Tax Exemption	28
Saskatchewan’s Tax Expenditures	30
2007 Intercity Comparison of Taxes and Household Charges	35
2007-08 Borrowing and Debt	39
Fiscal Stabilization Fund	44
Saskatchewan Infrastructure Fund	45

GENERAL REVENUE FUND (GRF) FINANCIAL TABLES
GRF - Statement of Operations and Accumulated Deficit	48
GRF - Statement of Change in Net Debt	48
GRF - Statement of Cash Flow	49
GRF - Schedule of Revenue	50
GRF - Schedule of Expense	51
GRF - Schedule of Debt	52
GRF - Schedule of Borrowing Requirements	53
GRF - Schedule of Guaranteed Debt	54

SUMMARY FINANCIAL BUDGET DETAILS (FINANCIAL TABLES)
Summary Statement of Surplus	56
Summary Statement of Changes in Net Debt	58
Summary Statement of Financial Position	59
Summary Statement of Debt	60
Supplementary Information	61

PERFORMANCE PLAN SUMMARY
Performance Plan Summary	70

2007-2008 Saskatchewan Provincial Budget

Technical Papers

Saskatchewan’s Economic Outlook

INTRODUCTION

In recent years, Saskatchewan’s economy has performed well relative to other Canadian provinces. Oil, natural gas and other mining have no doubt played a role. However, strength in other sectors, most notably manufacturing, retail trade and construction has also contributed to the Province’s economic growth.

In 2003, Saskatchewan real GDP growth (volume of output) was second highest among all Canadian provinces at 4.1 per cent. In 2004 and 2005, Saskatchewan growth ranked third. In nominal terms (value of output), Saskatchewan GDP growth ranked third in 2003 at 6.5 per cent. In 2004 and 2005, Saskatchewan placed second at 9.4 per cent and third at 7.2 per cent, respectively.

Over the period 2003 to 2005, Saskatchewan real GDP growth averaged 3.5 per cent per year. In comparison, Canadian real GDP growth averaged 2.7 per cent per year. In nominal terms, Saskatchewan GDP growth averaged 7.7 per cent per year while Canadian GDP growth averaged 6.0 per cent per year.

Between 2003 and 2005, Saskatchewan nominal GDP has increased by 24.9 per cent while Saskatchewan real GDP has increased by 10.8 per cent.

In 2006, despite lower sales of potash (due to stalled contract negotiations with China), a smaller crop, and challenges in forestry and the wood and paper products industry, real GDP growth is expected to reach 2.2 per cent. Real GDP growth is forecast to increase to 2.9 per cent in 2007 as potash sales rebound and crop production improves.

6	Budget 2007/-08 / Budget and Performance Plan Summary

INTERNATIONAL ECONOMIC CONDITIONS AND OUTLOOK

The global economy remains sound despite some slowing of the U.S. economy. The Euro-zone ended 2006 on a positive footing, thanks in part to better-than-expected growth in Germany, while China’s economy posted growth of over 10.0 per cent in 2006.

After a strong start to 2006, U.S. real GDP growth decelerated due in large part to a slowdown in residential investment and motor vehicle production. Fortunately, adjustments in these sectors have not led to significant spill-over effects in the rest of the U.S. economy. Household consumption has remained firm, supported by employment gains in the services sector. Consequently, U.S. real GDP growth of 2.4 per cent in 2007 and 3.1 per cent in 2008 is expected, following growth of 3.3 per cent in 2006.

CANADIAN ECONOMIC CONDITIONS AND OUTLOOK

Canadian real GDP growth slowed to a 1.4 per cent annualized rate in the fourth quarter of 2006, following 3.8 per cent, 2.0 per cent and 2.0 per cent annualized growth in the first, second and third quarters, respectively. This deceleration was due in part to reduced U.S. demand for building materials and motor vehicles. However, strong employment and real personal disposable income, together with increases in household net worth, has continued to support growth in consumer spending.

Strong growth in final domestic demand is anticipated to fuel economic growth over the forecast period. Canadian real GDP growth of 2.3 per cent in 2007 and 2.8 per cent in 2008 is anticipated, following growth of 2.7 per cent in 2006.

The inflation rate is expected to average 1.6 per cent in 2007, and then 1.9 per cent in 2008 as the pace of growth picks up. Short-term interest rates are anticipated to average 4.2 per cent this year and 4.3 per cent in 2008 while long-term interest rates are expected to average 5.4 per cent this year and 5.9 per cent in 2008. The Canadian dollar is expected to average 88.4 US cents in 2007 and 89.6 US cents in 2008.

CANADIAN ECONOMIC OUTLOOK

	2006*	2007	2008	2009
Real GDP (% Change)	2.7	2.3	2.8	2.9
CPI (% Change)	2.0	1.6	1.9	2.0
Unemployment Rate (%)	6.3	6.4	6.5	6.5
Short-term Interest Rates (%)	4.0	4.2	4.3	4.5
Long-term Interest Rates (%)	5.4	5.4	5.9	6.3
Canadian Dollar (US cents)	88.4	88.4	89.6	90.3

* Actual

Budget 2007/-08 / Budget and Performance Plan Summary	7

OUTLOOK FOR NON-RENEWABLE RESOURCE COMMODITY PRICES

Strong global demand, tight spare capacity in both production and refining as well as geopolitical tensions drove the average price of a barrel of West Texas Intermediate (WTI) oil to US$66.25 in 2006. The price of a barrel of WTI oil is expected to decline slightly in 2007 and 2008, averaging US$58.75 and US$58.00, respectively.

The price of natural gas is expected to average $6.12 per gigajoule (GJ) in 2007 and $6.25 per GJ in 2008 compared to $6.33 in 2006. While prices are expected to come down slightly over the forecast period they remain historically high.

Potash prices averaged $270.44 per tonne last year, 4.3 per cent lower than in 2005. Prices are anticipated to rise to $280.87 per tonne in 2007 and $283.22 per tonne in 2008.

8	Budget 2007/-08 / Budget and Performance Plan Summary

OUTLOOK FOR NON-RENEWABLE RESOURCE COMMODITY PRICES

	2005*	2006	2007	2008	2009
WTI Oil (US$/barrel)	56.70	66.25	58.75	58.00	55.00
Natural Gas (C$/GJ)	7.94	6.33	6.12	6.25	6.20
Potash (C$/tonne)	282.67	270.44	280.87	283.22	284.40

* Actual

AGRICULTURAL OUTLOOK

The crop harvest is also an important determinant of provincial economic growth. Saskatchewan farmers harvested 25.6 million tonnes of grains, oilseeds and specialty crops in 2006, which was 16.5 per cent less than the harvest in 2005. However, crop quality was excellent with 89 per cent of the 2006 spring wheat crop in the top two grades.

The economic forecast assumes both crop quantity and crop quality will be normal in each of the forecast years. Prices of some of the major grains are anticipated to decrease in the upcoming crop year. Cattle and hog prices are also anticipated to decline throughout much of the forecast period.

OUTLOOK FOR AGRICULTURAL COMMODITY PRICES

	2005	2006	2007	2008	2009
Wheat (C$/tonne)*	113.80	150.00	130.00	143.86	159.97
Barley (C$/tonne)*	77.97	110.00	100.00	85.04	91.70
Canola (C$/tonne)*	240.00	300.00	300.00	247.98	257.88
Cattle (C$/cwt)	86.91	84.42	82.91	78.81	80.93
Hogs (C$/ckg)	138.88	137.08	132.36	132.27	129.99

* Crop year basis

Budget 2007/-08 / Budget and Performance Plan Summary	9

As is shown in the following table, Agriculture and Agri-Food Canada is forecasting Saskatchewan realized net farm income to reach $839.2 million in 2007, an increase of $192.9 million, or 29.8 per cent, from 2006.

FARM INCOME, 2005-2007

(Millions of Dollars)	2005	Average 2001-05	2006	2007
Crop Receipts	$3,128.8	$3,354.7	$3,784.3	$4,680.6
Livestock Receipts	1,803.2	1,611.8	1,768.0	1,694.8
Total Market Receipts	4,932.1	4,966.5	5,552.3	6,375.4
Program Payments	1,323.2	1,227.4	1,206.1	809.4
Total Cash Receipts	6,255.3	6,193.9	6,758.5	7,184.8
Net Operating Expenses	5,153.6	4,944.6	5,221.2	5,442.2
Net Cash Income	1,101.7	1,249.3	1,537.3	1,742.6
Realized Net Income	195.7	340.3	646.3	839.2

Source	– Historical data (2005), Statistics Canada, Catalogue Nos. 21-010-XIE to 21-018-XIE. Forecast figures for 2006 and 2007, Agriculture and Agri-Food Canada.
(Net cash income is a measure of the cash available to producers from the farming business for living expenses, principal repayment and reinvestment in the farm. Realized net income includes depreciation charges and income-in-kind.)

SASKATCHEWAN’S ECONOMIC OUTLOOK

Ongoing strength in the oil and gas, other mining and construction sectors is expected to sustain the Province’s economic growth over the forecast period. Recently implemented tax cuts are also expected to provide some added stimulus. Real GDP is forecast to increase by 2.9 per cent in 2007 and 2.6 per cent in 2008.

The current forecast is consistent with private sector forecasts of Saskatchewan real GDP growth over the next few years. On average, the private sector is forecasting 2.8 per cent growth in 2007 and 2.7 per cent growth in 2008.

10	Budget 2007/-08 / Budget and Performance Plan Summary

SASKATCHEWAN FORECAST SUMMARY

	2006		2007	2008	2009
Nominal GDP (% Change)	5.7		3.2	3.2	2.7
Real GDP (% Change)	2.2		2.9	2.6	2.4
CPI (% Change)	2.0	*	1.8	1.8	1.8
Employment Growth (000s)	8.1	*	4.0	4.2	4.2
Unemployment Rate (%)	4.7	*	4.6	4.6	4.6
Personal Income (% Change)	4.5		6.5	2.1	3.7
Retail Sales (% Change)	6.0	*	5.3	3.9	4.5

* Actual

PRIVATE SECTOR FORECASTS FOR SASKATCHEWAN REAL GDP GROWTH

(Per Cent)

	2006	2007	2008
Global Insight	2.8	2.3	2.8
CBOC	1.6	2.7	2.3
Centre for Spatial Economics	2.8	3.0	2.5
TD Bank	3.0	2.5	2.7
Royal Bank of Canada	3.6	2.8	2.9
Bank of Montreal	2.7	3.0	2.5
CIBC	3.3	3.4	N/A
Scotia Bank	2.7	2.7	2.9

Average	2.8	2.8	2.7

Budget 2007/-08 / Budget and Performance Plan Summary	11

Employment is anticipated to increase by 4,000 in 2007 and 4,200 in 2008, following an increase of 8,100 jobs in 2006. In comparison, the private sector is forecasting an additional 6,600 jobs in 2007 and 3,400 in 2008.

According to Statistics Canada’s February 2007 Labour Force Survey, Saskatchewan’s employment increased by 20,600 from 471,900 in February 2006 to 492,500 in February 2007.

CONCLUSION

Consistent with private sector forecasts, the 2007-08 Budget forecasts Saskatchewan real GDP to increase by 2.9 per cent in 2007 and 2.6 per cent in 2008.

The forecast is based on reasonable expectations of economic conditions that affect the growth of the Province. A more pronounced slowdown in the U.S. and other important markets, unforeseen significant changes in commodity prices, dramatic movements in the value of the Canadian dollar and an above or below average crop could all have a major impact on current growth forecasts.

12	Budget 2007/-08 / Budget and Performance Plan Summary

General Revenue Fund Financial Outlook

2006-07 GRF UPDATE

The current 2006-07 General Revenue Fund (GRF) forecast represents a pre-transfer improvement of $141.1 million relative to the 2006-07 Budget. This forecast improvement is composed of a $662.1 million increase in revenue, a $531.0 million increase in operating expense and a decrease of $10.0 million in government debt servicing costs.

The $70.1 million GRF surplus forecast is $31.8 million lower than the $101.9 million surplus estimated in the 2006-07 Budget. This reduction reflects the pre-transfer improvement of $141.1 million being reduced by the removal of the $75.0 million budgeted transfer from the Fiscal Stabilization Fund (FSF) and a net transfer of $97.9 million to the Saskatchewan Infrastructure Fund (SIF).

The $662.1 million increase in the 2006-07 revenue forecast is mainly due to:

•	an increase of $374.9 million, or 9.3 per cent, in tax revenue (net of the $136.1 million reduction in Sales Tax revenue due to the impact of the two percentage point PST rate reduction implemented in October 2006), mainly due to increased economic activity in 2005 and 2006;

•	an increase of $131.9 million, or 8.7 per cent, in non-renewable resource revenue due to higher oil revenue, partially offset by lower revenue from potash, natural gas and other resources;

•	an increase of $78.8 million, or 8.9 per cent, in all other own-source revenue categories, largely reflecting increases in interest, premium, discount and exchange revenue, SLGA net income, and dividends from other Crown entities; and,

•	an increase of $76.5 million, or 5.8 per cent, in federal transfers, largely reflecting unbudgeted federal funding under Bill C-48 and the Agricultural Policy Framework, partially offset by lower funding under the Canada Health Transfer (CHT) and Canada Social Transfer (CST).

GRF 2006-07 FINANCIAL FORECASTS

(Millions of Dollars)	Budget Estimate	1st Quarter	Mid-Year	3rd Quarter	Current Forecast	Change from Budget
Revenue	$7,727.2	$7,800.1	$8,129.5	$8,324.5	$8,389.3	$662.1
Operating Expense	7,149.3	7,261.6	7,474.0	7,680.3	7,680.3	531.0

Operating Surplus	577.9	538.5	655.5	644.2	709.0	131.1
Debt Servicing Costs	551.0	551.0	541.0	541.0	541.0	(10.0)

Pre-Transfer Balance	26.9	(12.5)	114.5	103.2	168.0	141.1
FSF Transfer to/(from) GRF	75.0	75.0	--	--	--	(75.0)
SIF Transfer to/(from) GRF	--	--	(80.0)	(97.9)	(97.9)	(97.9)

GRF Budget Balance	$101.9	$62.5	$34.5	$5.3	$70.1	$(31.8)

Budget 2007/-08 / Budget and Performance Plan Summary	13

The $531.0 million increase in the 2006-07 operating expense forecast is mainly due to:

•	an increase of $109.7 million, or 18.2 per cent, in Community Resources, primarily for affordable housing initiatives;

•	an increase of $104.1 million, or 39.3 per cent, in Agriculture and Food, primarily due to fully funding the 2006 Canadian Agricultural Income Stabilization program and additional funding under the Agricultural Policy Framework;

•	an increase of $88.5 million, or 14.6 per cent, in Advanced Education and Employment, primarily for post-secondary education infrastructure, labour market initiatives and maintenance capital funding;

•	an increase of $58.5 million, or 6.5 per cent, in Learning (including Teachers’ Pensions and Benefits), primarily for K-12 capital project commitments, changes in the estimated number of teachers retiring, a multi-service community centre and an inner city trades and skills facility;

•	an increase of $47.4 million, or 1.5 per cent, in Health, primarily due to health sector recruitment and retention initiatives, the joint job evaluation, increased utilization of out-of-province programs, Regional Health Authority operating pressures and a community service centre; and,

•	an increase of $33.7 million, or 26.0 per cent, in Corrections and Public Safety, primarily due to costs associated with the SGEU work stoppage and an increase in eligible claims in the Provincial Disaster Assistance Program.

The increases are partially offset by a decrease of $21.8 million, or 23.8 per cent, in Industry and Resources, primarily due to the cancellation of the Maple Leaf Foods agreement and delays in ethanol production.

The $10.0 million decrease in the government debt servicing forecast reflects lower-than-expected interest rates.

The transfer between the GRF and the FSF is forecast to be zero, leaving an $887.5 million FSF balance at the end of 2006-07.

The transfer from the GRF to the SIF is forecast to be $114.5 million, partially offset by an in-year transfer to the GRF of $16.6 million, leaving a $97.9 million SIF balance at the end of 2006-07.

2007-08 GRF FINANCIAL OUTLOOK

The 2007-08 GRF Budget represents the 14th consecutive balanced budget on a GRF basis.

GRF REVENUE OUTLOOK

Total GRF revenue is estimated to be $7.87 billion in 2007-08. This is a reduction of $520.0 million, or 6.2 per cent, from the current 2006-07 revenue forecast of $8.39 billion. The decrease is primarily due to lower tax and oil revenue, as well as lower federal transfers.

OWN-SOURCE REVENUE

Own-source revenue is forecast to be $6.59 billion in 2007-08, about 84 per cent of total revenue.

14	Budget 2007/-08 / Budget and Performance Plan Summary

Tax Revenue

Tax revenue is forecast to be $4,104.9 million in 2007-08, a reduction of $280.9 million from the current 2006-07 forecast of $4,385.8 million.

•	Sales Tax revenue for 2007-08 is forecast to be $874.5 million, a reduction of $153.5 million from the current 2006-07 forecast of $1,028.0 million. The main factor in the forecast reduction is the full-year impact of the two percentage point reduction in the PST rate, estimated at $339.5 million ($203.4 million more than the 2006-07 reduction), partially offset by forecast growth in the taxable consumption base.

•	Corporation Income Tax (CIT) and Corporation Capital Tax (CCT) revenue are forecast to be lower in 2007-08. The decrease in CIT is primarily due to large prior-year adjustment payments received in 2006-07 that are not forecast for the current fiscal year. In addition, the second year of Business Tax Reform will reduce both CIT and CCT revenue by a combined $155.8 million, $60.5 million more than in 2006-07, as further rate reductions take effect on July 1, 2007. These decreases are partially offset by forecast growth in both tax bases.

Non-renewable Resource Revenue

Non-renewable resource revenue is forecast to be $1,515.4 million in 2007-08, a reduction of $128.3 million from the current 2006-07 forecast of $1,643.7 million. The forecast for non-renewable resource revenue reflects a reduced outlook for oil revenue, partially offset by improved forecasts for potash and other natural resource tax bases.

•	Oil revenue for 2007-08 is forecast to be $895.5 million, a reduction of $350.6 million from the current 2006-07 forecast of $1,246.1 million. The decrease is primarily due to a lower WTI price forecast, an increase in the value of the Canadian dollar and a higher light-heavy price differential. In addition, the 2007-08 forecast incorporates an increase in the percentage of oil production receiving the lower Fourth Tier royalty/tax rate and lower bonus bid revenue.

•	Potash revenue for 2007-08 is forecast to be $324.8 million, an increase of $158.3 million from the current 2006-07 forecast of $166.5 million due to increases in both price and sales volumes.

•	Natural gas revenue for 2007-08 is estimated to be slightly above the current 2006-07 forecast level due to a higher price forecast.

Budget 2007/-08 / Budget and Performance Plan Summary	15

FISCAL YEAR NON-RENEWABLE RESOURCE PRICE ASSUMPTIONS

	2004-05 Actual	2005-06 Actual	2006-07 Budget	2006-07 Forecast	2007-08 Budget
WTI Oil (US$/barrel)	45.08	59.97	58.75	64.85	58.75
Differential (US$/barrel)	14.98	22.77	20.56	19.29	20.56
Natural Gas (C$/GJ)	6.14	8.28	6.86	5.97	6.20
Potash (C$/tonne)	232.00	279.00	280.24	273.00	281.50
Canadian Dollar (US cents)	78.4	83.9	86.9	87.9	89.4

Transfers from Crown Entities

Transfers from Crown Entities are expected to be $596.8 million in 2007-08, $27.7 million above the current forecast for 2006-07, mainly reflecting a higher CIC dividend. The CIC dividend is forecast to be $200.0 million, an increase of $33.0 million from 2006-07.

Other Own-Source Revenue

Other own-source revenue is expected to be $373.7 million in 2007-08, $16.9 million below the current 2006-07 forecast, primarily due to lower interest earnings as a result of lower available working capital.

TRANSFERS FROM THE GOVERNMENT OF CANADA

Transfers from the Government of Canada are estimated to be $1,278.5 million in 2007-08, a reduction of $121.6 million from the current 2006-07 forecast.

Canada Health Transfer (CHT) and Canada Social Transfer (CST)

Federal transfers for health and social programs (CHT and CST) are estimated to be $1,098.6 million in 2007-08, an increase of $54.5 million from the current 2006-07 forecast. The increase is mainly due to growth in the national allocation and changes in the value of tax points.

Equalization

The federal government announced an $11.7 billion floor payment for Equalization for 2007-08. Under the current Interim Agreement, this funding is allocated based on a three-year average, in all of which Saskatchewan was a “have” province primarily due to historically high oil and natural gas prices. As such, Saskatchewan’s share of the floor payment is zero.

It is expected that the 2007 federal budget will announce a renewed Equalization program with revised provincial entitlements.

Other Transfers from the Government of Canada

Other federal transfers are estimated to be $179.9 million in 2007-08, a decrease of $163.4 million from the current 2006-07 forecast of $343.3 million. The decrease is primarily due to the receipt of one-time funding in 2006-07 under Bill C-48, the cancellation of the 2005 Early Learning and Child Care agreement, and reduced funding for other major cost-sharing agreements as existing programs wind down or expire.

16	Budget 2007/-08 / Budget and Performance Plan Summary

GRF EXPENSE OUTLOOK

Total GRF expense (operating expense plus debt servicing costs) is estimated to be $8.35 billion in 2007-08, an increase of $128.4 million, or 1.6 per cent, from the current 2006-07 forecast, reflecting increased spending in key areas, including health, education, transportation and infrastructure.

GRF Operating Expense

GRF operating expense is forecast to be $7.79 billion in 2007-08, an increase of $109.4 million, or 1.4 per cent, from the current 2006-07 forecast.

GRF operating expense in 2007-08 will be allocated as follows:

•	Health, $3,446.1 million, or 44.2 per cent;

•	Learning, $945.0 million, or 12.1 per cent;

•	Advanced Education and Employment, $669.4 million, or 8.6 per cent;

•	Community Resources, $625.2 million, or 8.0 per cent;

•	Highways and Transportation, $334.8 million, or 4.3 per cent;

•	Agriculture and Food, $301.1 million, or 3.9 per cent; and,

•	remaining departments and agencies, $1,468.1 million, or 18.9 per cent.

Budget 2007/-08 / Budget and Performance Plan Summary	17

Debt Servicing Costs

Debt servicing costs are estimated to be $560.0 million in 2007-08, an increase of $19.0 million from the current 2006-07 forecast of $541.0 million. The change is mainly due to an increase in both gross government debt and working capital requirements.

Debt servicing costs in 2007-08 represent about 7.1 per cent of total GRF revenue. The current interest-to-revenue ratio is comparable to what it was in 1986-87, and is well below the 1993-94 peak of 18.7 per cent.

18	Budget 2007/-08 / Budget and Performance Plan Summary

FISCAL STABILIZATION FUND

The 2007-08 Budget incorporates a transfer of $509.9 million from the FSF to the GRF to achieve a $75.0 million surplus under The Balanced Budget Act. This transfer is forecast to leave a balance of $377.6 million in the FSF at the end of 2007-08. Further information is provided in the Fiscal Stabilization Fund paper.

SASKATCHEWAN INFRASTRUCTURE FUND

The 2007-08 Budget incorporates a transfer of $45.5 million from the SIF to the GRF, representing $40.0 million in funding for the Building Communities program and $5.5 million for cost-shared municipal infrastructure programs. This transfer is forecast to leave a balance of $52.4 million in the SIF at the end of 2007-08. Further information is provided in the Saskatchewan Infrastructure Fund paper.

FOUR-YEAR FINANCIAL PLAN

Over the current four-year period covered by The Balanced Budget Act, the GRF is expected to have a cumulative surplus of $928.2 million. Over 84 per cent of this four-year balance is due to actual financial results in 2004-05 and 2005-06, with more modest surpluses of $70.1 million and $75.0 million forecast for 2006-07 and 2007-08, respectively.

Over the same four-year period, government debt has been reduced by $819.3 million.

GRF FOUR-YEAR FINANCIAL PLAN

(Millions of Dollars)	2004-05*	2005-06*	2006-07	2007-08
Revenue	$7,791.8	$8,217.6	$8,389.3	$7,869.3
Operating Expense	6,447.9	7,133.4	7,680.3	7,789.7

Operating Surplus	1,343.9	1,084.2	709.0	79.6
Debt Servicing Costs	578.8	544.7	541.0	560.0

Pre-transfer Balance	765.1	539.5	168.0	(480.4)
FSF Transfer to/(from) GRF	(382.5)	(139.0)	--	509.9
SIF Transfer to/(from) GRF	--	--	(97.9)	45.5

GRF Surplus	$382.6	$400.5	$70.1	$75.0

GRF Cumulative Surplus	$382.6	$783.1	$853.2	$928.2

* Actual

CHANGE IN TOTAL GOVERNMENT DEBT
2004-05 to 2007-08

(Millions of Dollars)	Total Government Debt (as of March 31)	Change in Total Government Debt
2003-04*	$8,139.3
2004-05*	7,600.5	$(538.8)
2005-06*	7,242.4	(358.1)
2006-07	7,289.8	47.4
2007-08	7,320.0	30.2

4-Year Total		$(819.3)

* Actual

Budget 2007/-08 / Budget and Performance Plan Summary	19

A Plan for Growth and Opportunity:
Improving Saskatchewan’s Competitiveness

CREATING THE RIGHT ENVIRONMENT

The Government of Saskatchewan recognizes that a robust and vibrant economy is vital to improving the lives of Saskatchewan people as it supports public programs that residents depend on, including quality health care, modern infrastructure and training for the province’s youth.

An essential element in the Government’s economic strategy is a competitive tax structure that will encourage productivity and investment. Since 2000-01, there have been major reforms of the provincial personal and business tax systems, as well as significant revisions to the provincial resource royalty and production tax structures. These reforms have focused on broad-based structural changes that encourage savings and investment, capital expansion, resource exploration and extraction, and job creation.

Creating the right environment for Saskatchewan residents is an essential element in the Government’s plan for growth and opportunity.

PERSONAL TAX REFORM

In 2000, the Government began a multi-year reform of the personal tax system that was fully implemented by 2003. Personal tax reform lowered personal taxes for all Saskatchewan residents, resulting in greater disposable income for individuals and families. This reform also lowered Saskatchewan’s marginal income tax rates, improving the incentive for residents to work and stay in Saskatchewan.

The result has been significant growth in the provincial tax base, generating greater personal income tax revenue to fund key public priorities like health care.

20	Budget 2007/-08 / Budget and Performance Plan Summary

Personal tax reform also re-introduced the indexation of the provincial Personal Income Tax credits and tax brackets. Indexation protects provincial taxpayers from “bracket creep,” where automatic increases in income taxation are caused by the effect of inflation on personal income.

Saskatchewan’s family-based tax credits and income tax brackets have been increased each year to compensate for inflation. The basic personal exemption of $8,778 for 2007 is the third highest provincial amount, and the combined basic and spousal amounts are second only to Alberta. Saskatchewan’s Personal Income Tax system also offers a unique dependent child tax credit amount ($2,743 per child for 2007), in recognition of the additional costs faced by all families raising children.

Since 1999, Saskatchewan’s personal tax reform has reduced the provincial Personal Income Taxes of an average Saskatchewan family by $1,238, from $3,540 to $2,302.

PROVINCIAL INCOME TAX EXEMPTIONS IN 2007
Family with Two Children

	BC	AB	SK	MB	ON
Basic Personal Exemption	$9,027	$15,435	$8,778	$7,834	$8,553
Spousal Exemption	7,729	15,435	8,778	6,482	7,262
Dependent Child Exemption	--	--	5,486	--	--

Total Family Exemption	$16,756	$30,870	$23,042	$14,316	$15,815

Budget 2007/-08 / Budget and Performance Plan Summary	21

BUSINESS TAX REFORM

In the 2006-07 Budget, the Government announced a multi-year reform of the provincial business tax system to create an improved business climate that promotes sustainable economic development and expands employment opportunities for provincial residents, particularly Saskatchewan youth.

Key components of business tax reform include the phase-out of the general Corporation Capital Tax (CCT) and a significant reduction in the general Corporation Income Tax (CIT) rate. Other elements of this reform include an expanded small business threshold and a refundable tax credit for capital investments in the value-added sector. The small business tax rate was also reduced at the beginning of 2007 – the eighth such reduction since 1991.

Saskatchewan’s business tax reforms, particularly the dramatic reductions in corporate tax rates, are significantly improving the province’s competitive standing and are already having a positive impact on investment and business attitudes towards Saskatchewan. Saskatchewan is now perceived as a great place to do business, both by local businesses and by those interested in moving jobs and capital into the province.

BUSINESS TAX REFORM
Implementation Plan

	Pre-reform	2006*	2007*	2008*
General CCT Rate
- Existing Capital	0.6%	0.3%	0.15%	--
- New Capital	0.6%	--	--	--
CCT Surcharge Rates
- General Rate	3.6%	3.3%	3.1%	3.0%
- 4th Tier Oil Rate	2.0%	1.85%	1.75%	1.7%
General CIT Rate	17%	14%	13%	12%
Small Business (SB) Limit	$300,000	$400,000	$450,000	$500,000
ITC on M&P Capital - Future	Non-	Fully Refundable
ITC on M&P Capital - Prior	Refundable	Extend Carry Forward to 10 Years

*	All measures effective July 1 of each year unless otherwise stated. Changes to the investment tax credit (ITC) on M&P capital were effective as of April 7, 2006.

22	Budget 2007/-08 / Budget and Performance Plan Summary

PROVINCIAL BUSINESS TAX RATES
(Including Announced Policy Intentions)

	BC	AB	SK	MB	ON
CCT - General Rate	--	--	--	0.4%	--
CIT - General Rate	12%	10%	12%	13%	14%
- M&P Rate	12%	10%	10%	13%	12%
- SB Rate	4.5%	3%	4.5%	3%	5.5%
- SB Threshold	$400,000	$500,000	$500,000	$400,000	$400,000
Labour-based Levies*	Yes	Yes	No	Yes	Yes

*	Labour-based levies include business payroll taxes, and health care premiums which are often paid by employers on their employees’ behalf.

A key business tool used to determine the attractiveness of a jurisdiction’s investment climate is the Marginal Effective Tax Rate (METR) analysis. Saskatchewan’s overall METR will fall 8.9 percentage points, from 38.9 per cent to 30.0 per cent as a result of business tax reform.

The significant improvements in Saskatchewan’s business tax system complement the province’s other competitive advantages – a highly productive workforce, low cost of commercial property, competitive utility and insurance costs and high quality public services.

Source– Finance Canada
Note: The figures do not incorporate Manitoba’s announced CIT rate reduction from 14% to 13% and CCT rate reduction from 0.5% to 0.4%, both effective January 1, 2008, because they are subject to balanced budget requirements.

Budget 2007/-08 / Budget and Performance Plan Summary	23

ROYALTY REFORMS

The Government recognizes and appreciates the important investment and job creation role that the resource sector plays in the province. The Government continually monitors its royalty structures to ensure that Saskatchewan maintains an appropriate balance between a competitive royalty structure and the achievement of a fair return for the province from the depletion of provincial natural resources.

Over the past several years, the Government has introduced a variety of royalty structure reforms to further encourage exploration and development of Saskatchewan’s resources and to expand employment opportunities across the province.

These reforms have included significant changes to the royalty structures for the mining sectors to encourage investment in exploration and new and expanded mines. Reforms to the oil and gas royalty structures have been designed to encourage both research into new techniques to improve extraction and the implementation of these innovative techniques.

Over the past 15 years, the value of Saskatchewan resource production and royalty revenue has steadily increased, reflecting both increased commodity prices and expanded production. This expansion has also led to average annual provincial employment growth of 9.0 per cent in the resource sectors since 1999.

Source:	Value of Mineral Sales from the Saskatchewan Provincial Economic Accounts. Resource Revenue from the Saskatchewan Public Accounts.

24	Budget 2007/-08 / Budget and Performance Plan Summary

HAVING THE RIGHT ENVIRONMENT

ECONOMIC GROWTH

The Government’s efforts to create a positive environment for economic growth are having the desired results. Saskatchewan’s economic growth, measured in terms of real Gross Domestic Product (GDP), over the 2003 to 2005 period has averaged 3.5 per cent, among the country’s leaders, with growth rates ranking either second or third highest in each of those years.

Saskatchewan’s standard of living, measured in terms of real GDP per capita, has also been among the highest in the country through the 2003 to 2005 period, with growth rates averaging 3.7 per cent. In 2005, Saskatchewan’s real GDP per capita was the highest in the country.

Saskatchewan’s other economic indicators are also among the country’s leaders. For example, Saskatchewan’s growth in the value of building permits, total international exports and housing starts were the second highest in Canada in 2006. The growth in Saskatchewan’s retail trade and in the value of manufacturing shipments has also been very strong.

New capital investment in Saskatchewan was the fourth highest in the country in 2006, growing 8.7 per cent to $9.7 billion. This is the highest level in Saskatchewan’s history and double the 1991 level. Through the 2003 to 2006 period, private sector capital investment has grown at an average annual rate of 9.8 per cent.

EMPLOYMENT OPPORTUNITIES

These strong economic results have led to strong employment growth. Employment has risen in each year through the 2003 to 2006 period. In 2006, Saskatchewan achieved the highest level of job creation in its history, with an average of 491,600 people working. Over 15,500 jobs have been created in the province since 2003. Employment growth has been particularly strong in the resource and construction sectors, each averaging an annual rate of 8.3 per cent since 2003, and posting growth rates of 15.5 per cent and 12.2 per cent, respectively, in 2006.

Saskatchewan’s labour productivity has consistently ranked as the second highest in the country through the period 2003 to 2006. Saskatchewan’s unemployment rate has been among the lowest in the country. In 2006, the provincial unemployment rate averaged 4.7 per cent, the lowest level since 1981.

PRIVATE SECTOR CAPITAL INVESTMENT – LEADING SECTORS IN 2006
(Percentage Increase over 2005)

Manufacturing Sector	53.6%
Transportation and Information Sector	31.4%
Wholesale and Retail Trade Sector	13.7%
Housing Sector	12.0%
Finance, Insurance, Real Estate	10.5%

Budget 2007/-08 / Budget and Performance Plan Summary	25

SHARING THE PROSPERITY

Saskatchewan’s economic progress is giving the Government additional fiscal flexibility to finance key new investments in social programs like health care and in strengthening public infrastructure like roads and affordable housing. The province’s economic prosperity was shared with all provincial residents and businesses through the Provincial Sales Tax (PST) rate reduction last fall.

The reduction in the PST rate significantly lowers the level of taxation for Saskatchewan families and businesses, providing 2007-08 tax savings of about $340 million. An average family of four earning $50,000 sees annual PST savings of $312.

For consumers, the sales tax rate reduction, in combination with the extensive list of family essentials which continue to be exempt from the PST (such as prescription drugs, children’s clothing, reading materials, residential electricity and natural gas), means that Saskatchewan families now pay a lower amount of sales tax, on an annual basis, than residents of any other province with a sales tax. And while Alberta has no sales tax, it levies a $1,056 annual health care premium on most families.

For businesses, the reduction in the PST rate improves the competitiveness of the provincial tax system and lowers the cost of business investment and operation in the province. The PST rate reduction also improves the retail competitiveness of communities located near our provincial borders by reducing the incentive for Saskatchewan residents to cross-border shop.

The Government’s PST initiative also reduces, by almost 30 per cent, the sales taxes that municipalities, public institutions (hospitals, universities and schools) and other community-based organizations pay on their capital and operating expenses. These tax savings are now available to be re-directed into investments in improving public services.

26	Budget 2007/-08 / Budget and Performance Plan Summary

BUILDING ON SUCCESS

By creating the right environment for economic growth, Saskatchewan’s broad-based tax reforms have made the province an even better place to live and build a future. This is a critical element in ensuring that young people remain in the province as they begin their careers.

The 2007-08 Budget introduces a new tax reduction that is directed specifically at youth. For the first five years following graduation from an accredited post-secondary program, new graduates will receive an additional $10,000 personal tax exemption in determining provincial income tax. This means graduates will not pay any Saskatchewan income tax on the first $20,000 of income for the first five years following graduation.

The Graduate Tax Exemption paper on page 28 offers more details on this initiative.

Budget 2007/-08 / Budget and Performance Plan Summary	27

Graduate Tax Exemption

NEW GRADUATE TAX EXEMPTION

To improve the financial attractiveness for post-secondary graduates to remain in Saskatchewan, a five-year $10,000 Graduate Tax Exemption is being introduced, beginning with the 2007 taxation year. The existing one-year Post-Secondary Graduate Tax Credit (PSGTC) will not be extended past 2006.

This new initiative creates a fundamental change in the provincial income tax system by increasing the amount of income earned by a graduate that will be exempt from tax by $10,000 per year, or $50,000 during the first five years following graduation. When combined with existing tax exemption amounts, this initiative ensures that new graduates will not pay provincial income tax on the first $20,000 of earned income for each of the five years following graduation.

This exemption results in new graduates qualifying for a Saskatchewan tax reduction of $1,100 per year, or $5,500 in total over the full eligibility period, making Saskatchewan’s tax system very competitive with other jurisdictions during the early years of a person’s career development.

For those graduates that earn lower incomes during the initial years following graduation, an additional five-year carry-forward period is available for unused tax exemption amounts.

It is expected that about 10,000 Graduate Tax Exemption certificates will be issued each year. About half will be issued to university graduates and half to graduates of technical programs and graduate apprentices.

TAX-FREE EARNINGS FOR GRADUATES

Saskatchewan Non-Refundable Tax Credit Amounts	2007	2008	2009	2010	2011
Basic Personal Exemption[1]	$8,778	$8,954	$9,133	$9,315	$9,502
Graduate Tax Exemption	10,000	10,000	10,000	10,000	10,000
CPP Contribution/EI Premium[2]	1,177	1,177	1,177	1,177	1,177

Tax-Free Earnings	$19,955	$20,131	$20,310	$20,492	$20,679

[1]	Assumes an annual indexation factor of two per cent.
[2]	Amount based on $20,000 of employment income.

28	Budget 2007/-08 / Budget and Performance Plan Summary

PROGRAM OPERATION

Graduates will be eligible for the new exemption if they successfully complete an approved post-secondary program after 2006. Eligible programs must be at least six months in duration and must:

•	result in a certificate, diploma, or degree; or

•	provide certification to journeypersons.

To ensure an effective transition between this new program and the previous PSGTC, individuals who graduated in 2006, and who received the $850 PSGTC, will also be eligible to claim the new exemption for the 2007 through 2010 tax years.

As with the current PSGTC, it is anticipated that most Saskatchewan post-secondary educational institutions will apply for the Graduate Tax Exemption certificate on behalf of their students, allowing the Government to automatically issue the certificates. Graduates from out-of-province schools will also be eligible, but will have to apply to the Government for the exemption certificate.

To claim the additional exemption for tax purposes, a graduate must submit a Graduate Tax Exemption certificate with their annual Saskatchewan income tax return.

Eligible graduates will receive five $10,000 exemption certificates. Each of the five certificates will be dated – the first to be filed in the taxation year of graduation, the second to be filed the next tax year, the third to be filed in the following tax year and so on.

Individuals will not be permitted to qualify under this program more than once in a lifetime, although individuals who benefited from the previous PSGTC prior to 2006 are eligible to earn the Graduate Tax Exemption if they successfully graduate from a new eligible program.

In addition, the exemption certificate can only be used by the graduate to whom it was issued; it cannot be transferred to a parent or spouse. However, any unused portion of each year’s exemption amount can be carried forward for a maximum of five additional tax years, providing a graduate a 10-year window in which to claim the exemption.

For further information, please contact:

Saskatchewan Finance
Taxation and Intergovernmental Affairs Branch
1-800-667-6102 or
306-787-6722

Budget 2007/-08 / Budget and Performance Plan Summary	29

Saskatchewan’s Tax Expenditures

INTRODUCTION

Although the primary purpose of taxation is to raise revenue, governments also attain some of their social and economic goals by reducing the taxes paid by certain taxpayers. These reductions are commonly called “tax expenditures” and include such measures as exemptions, deductions, tax credits, preferential tax rates or deferrals. Each provides special or preferential treatment to certain taxpayers or to certain types of activity. Taken together, they provide assistance to a variety of individuals and businesses, including families, farmers, senior citizens and small businesses.

While tax expenditures are usually absorbed in the overall revenue estimates and are not presented in the same way as direct spending programs, they reduce the amount of revenue generated by a government and they affect a government’s fiscal position in the same way as direct expenditures.

THE RATIONALE FOR TAX EXPENDITURES

Tax expenditures can achieve a number of objectives, such as enhancing the fairness of the tax system or promoting certain types of economic activity. In pursuing these objectives, some tax expenditures have become fundamental elements of the tax system.

Saskatchewan’s sales tax does not apply to certain basic items such as food, residential natural gas, residential electricity, children’s clothing and reading materials, thereby reducing the taxes paid by families consuming these basic items. This treatment is in contrast to the federal Goods and Services Tax (GST) and the sales taxes of provinces that have harmonized their sales taxes with the GST, since those taxes apply to a much broader range of goods and services purchased by families.

In recognition of the importance of agriculture to Saskatchewan, the Province’s Fuel Tax exemption provides tax-free treatment to farm-use diesel fuel, through a fuel-colouring program, and a partial exemption of farm-use gasoline when purchased in bulk.

In 2001, Saskatchewan’s personal income tax shifted from a complex system of taxes, surtaxes and a low income reduction to a simplified tax structure applied directly to taxable income as defined for federal income tax purposes. Deductions that contribute to the federal determination of taxable income, such as the deduction for Registered Retirement Savings Plan contributions, continue to affect Saskatchewan income tax revenue. The impacts of several of these deductions are estimated in this paper.

30	Budget 2007/-08 / Budget and Performance Plan Summary

The Government of Saskatchewan improved the fairness of its personal income tax system by introducing a progressive three-rate tax structure on taxable income along with distinct provincial non-refundable tax credits that recognize the personal circumstances of the taxpayer, including family-based credits, disability credits and educational credits. This paper also provides estimates of the revenue impacts of several of these provincial non-refundable tax credits.

To encourage economic growth in key provincial sectors, Saskatchewan levies a lower income tax rate of 4.5 per cent on small businesses and a special corporate income tax rate on manufacturing and processing (M&P) profits. The M&P rate can be as low as 10 per cent, depending upon the level of a corporation’s business activity in Saskatchewan. Saskatchewan also provides a refundable Investment Tax Credit (ITC) to assist M&P companies that invest in qualifying new or used M&P assets for use in Saskatchewan.

ASSOCIATED COSTS

While tax expenditures serve important social and economic objectives, the introduction of any tax expenditure results in associated costs. These costs take several forms.

•	First, there is the cost of forgone revenue. Tax expenditures result in the reduction of revenue collected and have a significant impact on a government's financial position.

•	Second, tax expenditures may add to the complexity of the tax system, leading to increased administrative effort by both taxpayers and governments.

•	Third, tax expenditures may create distortions in consumer and other economic behaviour. For example, the exemption for restaurant meals and snack foods provides preferential treatment for this category of consumer expenditure.

•	Finally, tax expenditures may create increased compliance costs for both businesses and consumers.

GOVERNMENT OF CANADA TAX EXPENDITURES

The federal government produces a detailed presentation on tax expenditures that are part of the federal tax system. The 2006 estimates of federal tax expenditures include projections to the year 2008 as well as historical data.

Since Saskatchewan’s personal and corporate income taxes are based upon the federal definition of taxable income, many of the federal tax expenditures have an impact on Saskatchewan’s revenue. Readers interested in examining the federal government’s presentation of tax expenditures are invited to contact the Finance Canada Distribution Centre in Ottawa or visit the website www.fin.gc.ca (and click on “Publications”).

Budget 2007/-08 / Budget and Performance Plan Summary	31

2007 SASKATCHEWAN TAX EXPENDITURES

To improve Saskatchewan’s attractiveness for post-secondary graduates, the Government is introducing a new personal income tax exemption. Effective for the 2007 tax year a new, five-year $10,000 Graduate Tax Exemption is replacing the existing one-year Post-Secondary Graduate Tax Credit. Details of this initiative are presented elsewhere in this document.

The Government reduced the rate of the Provincial Sales Tax (PST) from seven per cent to five per cent, effective October 28, 2006 and reduced the small business Corporation Income Tax (CIT) rate from 5.0 per cent to 4.5 per cent, effective January 1, 2007. In addition, the rate of the ITC for qualifying M&P assets was reduced in conjunction with the PST rate reduction.

Commencing in 2006, Saskatchewan began a multi-year reform of provincial business taxes. Effective July 1, 2007, the following changes continue the second year of this reform and are reflected in this year’s expenditure estimates:

•	the general Corporation Capital Tax (CCT) rate will be cut in half, from 0.3 per cent to 0.15 per cent;

•	the CCT Resource Surcharge rates will be reduced from 3.3 per cent (the general rate) and 1.85 per cent (the special rate for fourth tier oil and gas) to 3.1 per cent and 1.75 per cent respectively;

•	the general CIT rate will be reduced from 14 per cent to 13 per cent; and,

•	the income threshold for the small business CIT rate will rise from $400,000 to $450,000.

Saskatchewan’s Personal Income Tax system for 2007, including Saskatchewan’s family tax credits and income tax brackets, is indexed to the national rate of inflation of 2.2 per cent based on the 12 month period ending September 30, 2006. This is reflected in the estimates that follow.

The following tables provide estimates of the major tax expenditures of the Government of Saskatchewan in 2007, calculated using tax collection data and Statistics Canada data.

32	Budget 2007/-08 / Budget and Performance Plan Summary

2007 Government of Saskatchewan Tax Expenditure Accounts (Value of Tax Expenditures in Millions of Dollars)
Sales Tax

Exemptions
1. Children’s clothing and footwear	$6.2
2. Prescription drugs	25.4
3. Electricity	31.0
4. Farm machinery and repair parts	46.9
5. Fertilizer, pesticide and seed	80.3
6. Food
- Restaurant meals and snack foods	45.5
- Basic groceries	90.3
7. Natural gas	30.7
8. Reading materials	8.6
9. Services
- Construction	207.6
- Other	25.5
10. Used goods - exemption amounts	4.7
11. Direct agents	10.3
12. Eligible energy efficient appliances, furnaces and boilers	1.8
13. Toll-free telephone services	0.2
14. Municipal fire trucks	0.1
15. Mineral exploration equipment	0.1

Fuel Tax

1. Exemption for farm activity	$110.5
2. Exemption for heating fuels	22.6
3. Exemption for primary producers	2.1

Personal Income Tax

Deductions from Income
1. Registered Pension Plan contributions	$59.2
2. Registered Retirement Savings Plan contributions	120.2
3. Annual union, professional or like dues	12.6
4. Child care expenses	7.4
5. Moving expenses	2.0
6. Carrying charges	10.1
7. Allowable employment expenses	14.5
8. $500,000 capital gains deduction	27.8

Budget 2007/-08 / Budget and Performance Plan Summary	33

Saskatchewan Non-refundable Tax Credits
1. Basic personal tax credit	$519.7
2. Spousal tax credit	28.1
3. Equivalent-to-spouse tax credit	15.7
4. Age tax credit	39.7
5. Supplement to the age tax credit	12.1
6. Dependent child tax credit	41.7
7. Graduate tax exemption	5.8
8. Canada Pension Plan contributions tax credit	52.0
9. Employment Insurance premiums tax credit	20.2
10. Pension income tax credit	10.0
11. Tuition and education tax credit	27.5
12. Student loan interest tax credit	1.3
13. Disability tax credit	9.5
14. Caregiver tax credit	0.8
15. Medical expenses tax credit	21.3
16. Charitable contributions tax credit	34.3

Other Saskatchewan Tax Measures
1. Saskatchewan Sales Tax Credit	$34.0
2. Labour-sponsored Venture Capital Tax Credit	8.3
3. Employees’ Tool Tax Credit	2.9
4. Political Contributions Tax Credit	1.3

Corporation Income Tax

1. Lower tax rate for small business	$137.8
2. Royalty Tax Rebate	6.0
3. Manufacturing and Processing Profits Tax Reduction	7.5
4. Investment Tax Credit for Manufacturing and Processing	20.0
5. Research and Development Tax Credit	10.0

Corporation Capital Tax

1. General exemption of up to $20,000,000	$10.4
2. Exemption for co-operatives, credit unions, family farm
corporations and insurance companies	5.2

34	Budget 2007/-08 / Budget and Performance Plan Summary

2007 Intercity Comparison of Taxes
and Household Charges

A number of factors contribute to the quality of life enjoyed by individuals and families in Saskatchewan and across Canada. For example, access to excellent health care, education and social services is a key part of the overall quality of life.

Two other important factors that affect quality of life are:

•	the level of taxation; and,

•	household costs for rent and mortgages, utilities and auto insurance.

Calculating the combined cost of provincial taxes and typical household charges is a reliable way to compare the attractiveness of living in different parts of Canada.

For the purposes of such a comparison, the total cost of such taxes and household charges for representative families living in Saskatoon, Saskatchewan’s largest city, has been compared with the costs those families would face in other major cities across the country.

The provincial taxes and household charges associated with the following family characteristics and income levels have been calculated to provide a representative comparison:

•	a single person, living in rental accommodation, with an annual income of $25,000;

•	a family of two adults and two dependent children, owning its own home, with an annual family income of $50,000; and,

•	a family of two adults and two dependent children, owning its own home, with an annual family income of $75,000.

The income of the two families is assumed to be earned by both spouses, with one earning 60 per cent and the other earning 40 per cent of total family income.

The results of this survey show that Saskatoon compares favourably with other cities in Canada, having the lowest overall combined taxes and charges of the 10 cities surveyed for each of the representative families.

There are a number of reasons for Saskatoon’s favourable standing in this comparison with other Canadian cities.

Saskatchewan has the lowest-cost bundle of basic utility services in Canada. The basic utility bundle includes the combined charges for auto insurance, basic telephone service, home heating and electricity.

For the purposes of this comparison, 2006 figures for basic utility services are being used as a proxy for the 2007 amounts.

Another factor in Saskatchewan’s favourable standing is that housing costs in Saskatoon associated with mortgage payments and property taxes are among the lowest in Canada. Again, 2006 figures are being used as a proxy for the 2007 amounts. However, the estimates incorporate Saskatchewan’s education property tax credit, which was extended for 2007 and will provide an estimated eight per cent reduction to the education portion of property taxes.

Budget 2007/-08 / Budget and Performance Plan Summary	35

The combined effect of Saskatchewan's five per cent Provincial Sales Tax (PST) rate (reduced from seven to five per cent effective October 28, 2006) and the PST's broad list of personal exemptions means that Saskatchewan families pay the lowest provincial sales tax in Canada. Alberta, which has no sales tax, levies health care premiums that approximate the sales tax paid in Saskatchewan by average families.

Saskatchewan individuals and families pay total provincial taxes that are very competitive with those paid in other Canadian cities. For 2007, these representative profiles will pay the following total provincial taxes in Saskatoon:

•	A single person earning $25,000 will pay $1,979 in total provincial taxes, the fifth lowest tax level in Canada;

•	A two-income family earning $50,000 will pay $3,382 in total provincial taxes, the third lowest tax level in Canada; and,

•	A two-income family earning $75,000 will pay $6,396 in total provincial taxes, the fourth lowest tax level in Canada.

All of these factors combine to make Saskatoon compare very favourably with other Canadian cities when considering the living costs facing individuals and families.

2007 Intercity Comparison of Taxes and Household Charges Single Person at $25,000 Total Income
	Vancouver	Calgary	Saskatoon	Winnipeg	Toronto	Montréal	Saint John	Halifax	Charlotte- town	St. John’s
Provincial
Income Tax	$750	$805	$1,618	$1,706	$903	$1,686	$1,476	$1,407	$1,575	$1,699
Tax Credits and
Rebates	0	0	(105)	(425)	(142)	(597)	0	0	0	0
Health Premiums	389	528	0	0	300	0	0	0	0	0
Retail Sales Tax	433	0	316	530	577	820	931	931	699	981
Gasoline Tax	205	90	150	115	147	167	107	155	140	165

Total Provincial
Taxes	$1,777	$1,423	$1,979	$1,926	$1,785	$2,076	$2,514	$2,493	$2,414	$2,845

Rent	$9,792	$9,360	$5,952	$6,684	$10,752	$6,888	$5,544	$7,776	$6,060	$6,504
Electricity	328	579	585	337	616	385	550	587	735	587
Telephone	305	283	261	295	268	268	264	300	293	263
Auto Insurance	1,510	2,097	894	989	3,815	1,456	1,593	2,268	1,678	2,308

Total Household
Charges	$11,935	$12,319	$7,692	$8,305	$15,451	$8,997	$7,951	$10,931	$8,766	$9,662

Total	$13,712	$13,742	$9,671	$10,231	$17,236	$11,073	$10,465	$13,424	$11,180	$12,507

36	Budget 2007/-08 / Budget and Performance Plan Summary

2007 Intercity Comparison of Taxes and Household Charges Family at $50,000 Total Income
	Vancouver	Calgary	Saskatoon	Winnipeg	Toronto	Montréal	Saint John	Halifax	Charlotte- town	St. John’s
Provincial
Income Tax	$1,115	$1,310	$2,302	$2,505	$955	$1,203	$2,661	$2,575	$2,856	$3,104
Tax Credits and
Rebates	0	0	0	(400)	0	0	0	0	0	0
Health Premiums	1,296	1,056	0	0	300	0	0	0	0	0
Retail Sales Tax	1,057	0	780	1,248	1,375	1,888	2,018	2,018	1,626	2,135
Gasoline Tax	410	180	300	230	294	334	214	310	280	330

Total Provincial
Taxes	$3,878	$2,546	$3,382	$3,583	$2,924	$3,425	$4,893	$4,903	$4,762	$5,569

Mortgage Costs	$20,585	$15,166	$7,035	$7,098	$14,959	$8,590	$5,420	$7,153	$5,566	$5,515
Property Taxes	2,799	1,939	2,275	3,245	3,253	2,736	1,800	2,142	2,600	1,200
Property Tax Credit	(570)	0	(102)	0	0	0	0	0	0	0
Home Heating	1,737	1,439	1,361	1,643	1,789	2,111	2,627	2,219	2,461	2,511
Energy Rebate	0	(309)	0	0	0	0	0	0	0	0
Electricity	546	890	901	536	972	567	842	938	1,098	892
Telephone	305	283	261	295	268	268	264	300	293	263
Auto Insurance	1,510	2,097	894	989	3,815	1,456	1,593	2,268	1,678	2,308

Total Household
Charges	$26,912	$21,505	$12,625	$13,806	$25,056	$15,728	$12,546	$15,020	$13,696	$12,689

Total	$30,790	$24,051	$16,007	$17,389	$27,980	$19,153	$17,439	$19,923	$18,458	$18,258

2007 Intercity Comparison of Taxes and Household Charges Family at $75,000 Total Income
	Vancouver	Calgary	Saskatoon	Winnipeg	Toronto	Montréal	Saint John	Halifax	Charlotte- town	St. John’s
Provincial
Income Tax	$3,125	$3,657	$5,015	$5,572	$3,340	$5,857	$5,489	$5,562	$5,726	$6,423
Tax Credits and
Rebates	0	0	0	(400)	0	0	0	0	0	0
Health Premiums	1,296	1,056	0	0	750	0	0	0	0	0
Retail Sales Tax	1,465	0	1,081	1,728	1,904	2,617	2,783	2,783	2,240	2,946
Gasoline Tax	410	180	300	230	294	334	214	310	280	330

Total Provincial
Taxes	$6,296	$4,893	$6,396	$7,130	$6,288	$8,808	$8,486	$8,655	$8,246	$9,699

Mortgage Costs	$20,585	$15,166	$7,035	$7,098	$14,959	$8,590	$5,420	$7,153	$5,566	$5,515
Property Taxes	2,799	1,939	2,275	3,245	3,253	2,736	1,800	2,142	2,600	1,200
Property Tax Credit	(570)	0	(102)	0	0	0	0	0	0	0
Home Heating	1,737	1,439	1,361	1,643	1,789	2,111	2,627	2,219	2,461	2,511
Energy Rebate	0	(309)	0	0	0	0	0	0	0	0
Electricity	546	890	901	536	972	567	842	938	1,098	892
Telephone	305	283	261	295	268	268	264	300	293	263
Auto Insurance	1,510	2,097	894	989	3,815	1,456	1,593	2,268	1,678	2,308

Total Household
Charges	$26,912	$21,505	$12,625	$13,806	$25,056	$15,728	$12,546	$15,020	$13,696	$12,689

Total	$33,208	$26,398	$19,021	$20,936	$31,344	$24,536	$21,032	$23,675	$21,942	$22,388

Budget 2007/-08 / Budget and Performance Plan Summary	37

TAXES AND HOUSEHOLD CHARGES – NOTES

Tax estimates are calculated for the 2007 calendar year using known changes as of March 9, 2007. Household charges for the bundle of basic utility services (electricity, home heating, telephone and auto insurance) represent a cost comparison of the actual ‘known’ utility rates for the 2006 calendar year. This methodology has been chosen due to the uncertainty of attempting to forecast utility rates for the coming year. The utility figures exclude federal GST, provincial sales tax and municipal taxes and surcharges.

Provincial Income Tax is calculated for an individual with $25,000 and two families with $50,000 and $75,000 income respectively. It is assumed that family income is earned by both spouses at a 60 per cent to 40 per cent ratio and that the families each claim $3,000 in child care expenses for two dependent children (ages 6 and 12). Personal non-refundable credits used include the CPP/QPP and EI contribution credits. Gross Québec Personal Income Tax has been reduced by the Québec Child Care Expense Tax Credit and by the 16.5 per cent abatement from federal income tax.

Tax Credits and Rebates refer to refundable provincial income tax credits and rebates designed to reduce the impact of retail sales tax, rental payments and property taxes (those property tax rebate plans administered through provinces’ income tax systems).

Health Premiums are annual premiums for hospital insurance and medical services.

Retail Sales Tax is based upon average family expenditure baskets at the total income levels from the Survey of Family Expenditures in 2004 (Statistics Canada). The sales tax base in each province was identified from the enacting legislation, with total expenditures adjusted to reflect Saskatchewan consumption patterns. Provincial retail sales taxes were then estimated based on taxable expenditures in each province.

Gasoline Tax is based on annual consumption of 1,000 litres by a single person, and 2,000 litres for each of the families.

Rent is based on average one-bedroom apartment rents for each metropolitan area, from the Canada Mortgage and Housing Corporation’s Rental Market Report, October 2006.

Mortgage Costs are based on average home prices for a detached bungalow, from the Royal LePage Third Quarter 2006 Survey of Canadian House Prices, with one-half of the home price being financed over 25 years at a one-year closed mortgage rate of 6.0 per cent.

Property Taxes are based on the average estimated taxes for a detached bungalow, from the Royal LePage Third Quarter 2006 Survey of Canadian House Prices. All provincial, municipal, education and library property taxes are included in the property taxes figures. The property tax credit line refers to property tax credit programs administered by municipalities on property tax notices.

Home Heating charges are based on an annual consumption level of 3,550 m3 of natural gas. For Charlottetown and St. John’s, the figures represent the BTU equivalent consumption of fuel oil.

Electricity charges are based on an annual consumption level of 4,584 kWh for the renter and 8,100 kWh for the homeowners.

Telephone charges are the basic service rates for individual residences.

Auto Insurance is based on a composite index developed by SGI modelled after the index developed by the Consumers’ Association of Canada. The index is based on the actual insurance rates quoted for what the driver would pay in each jurisdiction if they had the same car, same coverage, same claims history and driving record at a consistent point in time. The Consumers’ Association of Canada developed 34 profiles used to create this index. The impact of “Good Driver” discounts/rebates have been factored in for all applicable jurisdictions.

38	Budget 2007/-08 / Budget and Performance Plan Summary

2007-08 Borrowing and Debt

GENERAL REVENUE FUND DEBT

The General Revenue Fund (GRF) borrows for government and Crown corporations.

Public debt as reported in the Province’s financial statements is comprised of:

•	Gross Debt - the amount of money owed to lenders; less

•	Sinking Funds - the amount of money which has been set aside for the repayment of debt.

Total debt, or public debt plus guaranteed debt, is used by most members of the financial community when analyzing creditworthiness.

•	Guaranteed Debt - the debt of Crown corporations and others that the Province has promised to repay if they are unable to do so.

Total debt is discussed in this budget paper.

Crown corporations are responsible for the principal and interest payments on their debt. Crown corporation debt is incurred in the normal course of business, primarily for investment in infrastructure and business development initiatives which provide revenue streams to service the debt.

Total debt is forecast to increase by $1.5 million during 2006-07 and $292.3 million in 2007-08.

Government total debt is forecast to increase by $47.4 million during 2006-07 and $30.2 million in 2007-08.

Crown corporation total debt is forecast to drop by $45.9 million during 2006-07 then increase by $262.1 million during 2007-08, due primarily to increases for the utility Crown corporations.

Budget 2007/-08 / Budget and Performance Plan Summary	39

TOTAL DEBT OF THE GENERAL REVENUE FUND
As at March 31

(Millions of Dollars)	Estimated 2008	Forecast 2007	Actual 2006
Crown Corporation Debt
Gross Debt	$4,208.1	$3,938.1	$3,938.9
Sinking Funds	(360.5)	(352.6)	(307.9)

Public Debt	$3,847.6	$3,585.5	$3,631.0
Guaranteed Debt	0.5	0.5	0.9

Crown Corporation Total Debt	$3,848.1	$3,586.0	$3,631.9

Government Debt
Gross Debt	$8,298.2	$8,153.9	$7,994.4
Sinking Funds	(1,023.5)	(904.6)	(797.2)

Public Debt	$7,274.7	$7,249.3	$7,197.2
Guaranteed Debt	45.3	40.5	45.2

Government Total Debt	$7,320.0	$7,289.8	$7,242.4

Total Debt	$11,168.1	$10,875.8	$10,874.3

40	Budget 2007/-08 / Budget and Performance Plan Summary

GENERAL REVENUE FUND BORROWING

The Province borrows through the sale of securities in capital markets and through the sale of savings bonds to Saskatchewan residents.

The Province’s 2007-08 borrowing requirements are estimated to be $1,286.5 million, compared to forecast requirements of $1,495.1 million in 2006-07.

Borrowing requirements for government in 2007-08, estimated to be $563.3 million (2006-07 forecast – $1,286.2 million), are to refinance maturing debt ($419.0 million) and other cash requirements.

Borrowing requirements for Crown corporations in 2007-08 are estimated to be $723.2 million (2006-07 forecast –$208.9 million).

Budget 2007/-08 / Budget and Performance Plan Summary	41

Reconciliation of Surplus and Change in Government Total Debt

The amount by which government total debt will change may be higher or lower than the surplus reported under the accrual basis of accounting.

The difference between the surplus and the amount by which government total debt will change is reconciled by:

1.	Adjusting the surplus to a cash basis to recognize the amount and timing of non-cash revenues and expenditures to determine the cash provided from operations;
2.	Adjusting for cash required for capital acquisitions;
3.	Adding other cash sources or subtracting other cash requirements to recognize the amount of cash inflows and outflows from loan, investment and other activities to determine the cash available to reduce debt;

4.	Adding changes in sinking funds which will be used to repay government debt; and,
5.	Adding the change in government guaranteed debt.

			Estimated 2007-08	Forecast 2006-07

			($ Millions)
Surplus (on Accrual Accounting Basis)			$75.0	$70.1

	1.	Adjustment to Cash Basis	10.5	90.7
Cash Provided by Operations			$85.5	$160.8
	2.	Capital Acquisitions	(297.6)	(298.3)
	3.	Other Cash Sources	67.8	(22.0)
Cash Available to Reduce Debt			$(144.3)	$(159.5)
	4.	Change in Sinking Funds	118.9	107.4
	5.	Change in Guaranteed Debt	(4.8)	4.7
(Increase) in Government Total Debt			$(30.2)	$(47.4)

42	Budget 2007/-08 / Budget and Performance Plan Summary

COST OF SERVICING GOVERNMENT DEBT

In addition to interest payments, debt servicing costs include all charges related to the Province’s debt such as the amortization of premiums, discounts, commissions; and gains or losses on foreign currency debt that result from a change in the value of the Canadian dollar.

The 2007-08 debt servicing cost estimates are based on 4.5 per cent short-term and 5.5 per cent long-term interest rates. An exchange rate of $0.8568 U.S. per $1.00 Canadian has been used to convert U.S. dollar denominated debt as at March 31, 2007 and March 31, 2008.

A one percentage point increase in interest rates for a full year from levels assumed in the Budget would increase the estimated cost of servicing government debt in 2007-08 by approximately $10.8 million.

A one cent change in the value of the Canadian dollar compared to the U.S. dollar from the level assumed in the Budget would change the estimated cost in 2007-08 of servicing government debt by approximately $0.3 million.

COST OF SERVICING DEBT

(Millions of Dollars)	Estimated 2007-08	Forecast 2006-07
Crown Corporation Debt	$280.4	$267.7
Government Debt	560.0	541.0

Total Cost of Servicing Gross Debt	$840.4	$808.7

SUMMARY STATEMENT OF DEBT

GRF debt includes all debt borrowed or guaranteed by the GRF for either government purposes or the purposes of certain Crown corporations. Some Crown corporations and other organizations have additional obligations to other entities, either by borrowing directly or by guaranteeing the debt of others. The GRF is not responsible for this other debt.

The Summary Statement of Debt on page 60 calculates the total debt of government entities by listing both the GRF debt and the debt to other entities.

SUMMARY STATEMENT OF DEBT
As at March 31

(Millions of Dollars)	Estimated 2008	Forecast 2007	Actual 2006
GRF Total Debt for Crown Corporations	$3,848.1	$3,586.0	$3,631.9
GRF Total Debt for Government	7,320.0	7,289.8	7,242.4

GRF Total Debt	$11,168.1	$10,875.8	$10,874.3
Other Debt	250.5	274.6	353.8

Summary Statement of Debt	$11,418.6	$11,150.4	$11,228.1

Budget 2007/-08 / Budget and Performance Plan Summary	43

Fiscal Stabilization Fund

The Fiscal Stabilization Fund (FSF) was created in 2000-01 to stabilize the fiscal position of the Province from year to year and to facilitate the accomplishment of long-term objectives.

The FSF was initially established with a $775.0 million transfer from the General Revenue Fund (GRF). By the end of 2003-04, the FSF balance had been reduced to $366.0 million.

However, largely as a result of extraordinarily high oil prices over the past three years, a corresponding reliance on the FSF to spread out in-year revenue increases in 2004-05 over three years, and an increasing tendency on the part of the federal government to “pre-fund” multi-year cost-shared programs, $521.5 million was added to the FSF in 2004-05 and 2005-06 to bring the balance to $887.5 million. The 2006-07 transfer is forecast to be zero.

Most of the $521.5 million that was added to the FSF in 2004-05 and 2005-06 will be transferred to the GRF in 2007-08, leaving a year-end balance of $377.6 million, or the equivalent of 4.8 per cent of projected 2007-08 GRF revenue.

About 18 per cent, or $90.2 million, of the $509.9 million transfer from the FSF to the GRF in 2007-08 relates to:

•	the final year of funding for the 2004-05 mid-year commitments ($29.0 million);

•	the 2007-08 portion of the 2004 federal Wait Times Reduction Transfer ($36.5 million);

•	the unexpended portion of 2005-06 federal funding for early learning and child care ($15.2 million); and,

•	the unexpended portion of the 2005-06 federal gas tax revenue-sharing initiative ($9.5 million).

The remaining 82 per cent, or $419.7 million, of the $509.9 million transfer from the FSF to the GRF in 2007-08 ensures a $75 million GRF surplus.

FISCAL STABILIZATION FUND BALANCES
2000-01 to 2007-08

(Millions of Dollars)	2000-01*	2001-02*	2002-03*	2003-04*	2004-05*	2005-06*	2006-07	2007-08
Opening Balance	$--	$775.0	$495.0	$577.0	$366.0	$748.5	$887.5	$887.5
Transfer from/(to) GRF	775.0	(280.0)	82.0	(211.0)	382.5	139.0	0.0	(509.9)

Year-end Balance	$775.0	$495.0	$577.0	$366.0	$748.5	$887.5	$887.5	$377.6

* Actual

44	Budget 2007/-08 / Budget and Performance Plan Summary

Saskatchewan Infrastructure Fund

The Saskatchewan Infrastructure Fund (SIF) was established at mid-year 2006-07 to support the provision of public infrastructure.

All transfers into the SIF are to be attached to a specific purpose. All transfers out of the SIF are to flow to the General Revenue Fund (GRF) and then be allocated through a legislated appropriation.

THE BUILDING COMMUNITIES PROGRAM

An initial cash injection of $100.0 million was made to the SIF from the GRF to be used over three years to assist Saskatchewan communities in building cultural and recreational infrastructure under the Building Communities program administered by the Department of Culture, Youth and Recreation.

While it was initially anticipated $20.0 million would be allocated to projects in 2006-07 and $40.0 million would be allocated in each of 2007-08 and 2008-09 under the Building Communities program, the current forecast projects 2006-07 spending to be $16.6 million. The remaining $3.4 million initially allocated to 2006-07 will remain in the SIF for future use.

FEDERAL-PROVINCIAL-MUNICIPAL INFRASTRUCTURE PROGRAMS

At third quarter 2006-07, it was decided to transfer $14.5 million of unexpended 2006-07 funding in the Department of Government Relations for federal-provincial-municipal infrastructure programs (including the Municipal Rural Infrastructure Fund [MRIF], the Canada Strategic Infrastructure Fund [CSIF] and the Canada-Saskatchewan Infrastructure Program [CSIP]) into the SIF. This will ensure these resources will be available in the future when approved municipal infrastructure projects are undertaken and completed, rather than allowing the funding to lapse. Of this amount, $5.5 million is expected to be used in 2007-08 and the remaining $9.0 million is expected to be used in 2008-09.

BUILDING COMMUNITIES PROGRAM

(Millions of Dollars)	2006-07	2007-08	2008-09
Transfer from GRF to SIF	$100.0	$--	$--
Transfer (to) GRF for Building Communities	(16.6)	(40.0)	(43.4)

Remaining Allocation for
Building Communities Program	$83.4	$43.4	$0.0

Budget 2007/-08 / Budget and Performance Plan Summary	45

FEDERAL-PROVINCIAL-MUNICIPAL INFRASTRUCTURE

(Millions of Dollars)	2006-07	2007-08	2008-09
Transfer from/(to) GRF for MRIF	$9.0	$--	$(9.0)
Transfer from/(to) GRF for CSIF	4.5	(4.5)	--
Transfer from/(to) GRF for CSIP	1.0	(1.0)	--

Remaining Allocation for Municipal Infrastructure	$14.5	$9.0	$0.0

SIF TRANSACTIONS

It is expected a total of $114.5 million will be transferred from the GRF to the SIF in 2006-07. Of this total:

•	$16.6 million will be transferred back from the SIF to the GRF in 2006-07 for the Building Communities program, leaving a 2006-07 year-end balance of $97.9 million in the SIF;

•	$40.0 million will be transferred from the SIF to the GRF in 2007-08 for the Building Communities program, and $5.5 million will be transferred from the SIF to the GRF for municipal infrastructure, leaving a 2007-08 year-end balance of $52.4 million in the SIF; and,

•	it is expected the remaining $43.4 million for the Building Communities program will be transferred from the SIF to the GRF in 2008-09, as will the remaining $9.0 million for municipal infrastructure, exhausting the SIF.

SASKATCHEWAN INFRASTRUCTURE FUND TRANSACTIONS

(Millions of Dollars)	2006-07	2007-08	2008-09
Opening Balance	$--	$97.9	$52.4
Transfer from/(to) GRF for Building Communities	83.4	(40.0)	(43.4)
Transfer from/(to) GRF for Municipal Infrastructure	14.5	(5.5)	(9.0)

Year-end Balance	$97.9	$52.4	$0.0

46	Budget 2007/-08 / Budget and Performance Plan Summary

2007-2008 Saskatchewan Provincial Budget

General Revenue Fund (GRF) Budget Details

General Revenue Fund
 Statement of Operations and Accumulated Deficit

	(thousands of dollars)
	Estimated 2007-08	Forecast 2006-07	Estimated 2006-07

Revenue	$7,869,300	$8,389,300	$7,727,200
Operating Expense	7,789,730	7,680,327	7,149,292

Operating Surplus	$79,570	$708,973	$577,908
Debt Servicing	(560,000)	(541,000)	(551,000)

Pre-Transfer Balance	$(480,430)	$167,973	$26,908
Transfer from (to) Fiscal Stabilization Fund	509,872	--	75,000
Transfer from (to) Saskatchewan Infrastructure Fund	45,558	(97,914)	--

Surplus for the Year	$75,000	$70,059	$101,908
Accumulated Deficit, Beginning of Year	(4,223,872)	(4,322,801)	(4,322,801)
Transfer of Assets from Saskatchewan Water Corporation	--	28,870	--

Accumulated Deficit, End of Year	$(4,148,872)	$(4,223,872)	$(4,220,893)

General Revenue Fund
 Statement of Change in Net Debt

	(thousands of dollars)
	Estimated 2007-08	Forecast 2006-07	Estimated 2006-07

Annual Surplus	$75,000	$70,059	$101,908
Acquisition of Capital Assets	(297,643)	(298,255)	(241,001)
Amortization of Capital Assets	151,155	153,192	143,896

(Increase) Decrease in Net Debt from Operations	$(71,488)	$(75,004)	$4,803
Net Debt, Beginning of Year	(6,710,950)	(6,635,946)	(6,635,946)

Net Debt, End of Year	$(6,782,438)	$(6,710,950)	$(6,631,143)

48	Budget 2007/-08 / Budget and Performance Plan Summary

General Revenue Fund
Statement of Cash Flow

	(thousands of dollars)
	Estimated 2007-08	Forecast 2006-07	Estimated 2006-07

Operating Activities

Surplus for the Year	$75,000	$70,059	$101,908
Add Non-cash Items:
Amortization of Foreign Exchange Loss	3,204	3,204	1,741
Amortization of Capital Assets	151,155	153,192	143,896
Loss on Loans and Investments	517	396	1,846
Net Change in Non-cash Operating Activities	(93,413)	(21,348)	(137,438)
Earnings Retained in Sinking Funds	(50,939)	(44,661)	(39,733)

Cash Provided by (used for) Operating Activities	$85,524	$160,842	$72,220

Capital Activities

Acquisition of Capital Assets	$(297,643)	$(298,255)	$(241,001)

Cash Provided by (used for) Capital Activities	$(297,643)	$(298,255)	$(241,001)

Lending and Investing Activities

Receipts	$572,735	$307,106	$315,900
Disbursements	(908,294)	(361,965)	(538,150)

Cash Provided by (used for) Lending and Investing Activities	$(335,559)	$(54,859)	$(222,250)

Financing Activities

Borrowing	$1,286,456	$1,495,050	$1,492,568
Debt Repayment	(872,178)	(1,336,322)	(1,282,873)
Increase (Decrease) in Deposits Held	--	(860,262)	(75,000)

Cash Provided by (used for) Financing Activities	$414,278	$(701,534)	$134,695

(Decrease) Increase in Cash	$(133,400)	$(893,806)	$(256,336)

Budget 2007/-08 / Budget and Performance Plan Summary	49

General Revenue Fund
 Schedule of Revenue

	(thousands of dollars)
	Estimated 2007-08	Forecast 2006-07	Estimated 2006-07

Taxes
Corporation Capital	$430,700	$480,000	$427,100
Corporation Income	460,000	553,100	361,400
Fuel	380,300	376,600	371,300
Individual Income	1,685,000	1,666,400	1,494,000
Sales	874,500	1,028,000	1,097,000
Tobacco	178,300	187,000	165,400
Other	96,100	94,700	94,700

Taxes	$4,104,900	$4,385,800	$4,010,900

Non-Renewable Resources
Natural Gas	$189,900	$179,600	$186,000
Oil	895,500	1,246,100	989,800
Potash	324,800	166,500	279,100
Other	105,200	51,500	56,900

Non-Renewable Resources	$1,515,400	$1,643,700	$1,511,800

Transfers from Crown Entities
Crown Investments Corporation of Saskatchewan	$200,000	$167,000	$160,000
Saskatchewan Liquor and Gaming Authority	350,700	352,400	334,100
Other Enterprises and Funds	46,100	49,700	42,500

Transfers from Crown Entities	$596,800	$569,100	$536,600

Other Revenue
Fines, Forfeits and Penalties	$10,200	$10,200	$10,200
Interest, Premium, Discount and Exchange	75,300	89,400	53,400
Motor Vehicle Fees	134,900	132,700	128,700
Other Licences and Permits	34,600	34,100	35,600
Sales, Services and Service Fees	84,600	86,900	84,000
Transfers from Other Governments	17,100	17,300	16,400
Other	17,000	20,000	16,000

Other Revenue	$373,700	$390,600	$344,300

Own-Source Revenue	$6,590,800	$6,989,200	$6,403,600

Transfers from the Government of Canada
Canada Health Transfer	$760,700	$719,100	$760,800
Canada Social Transfer	337,900	325,000	348,400
Equalization Payments	--	12,700	--
Other	179,900	343,300	214,400

Transfers from the Government of Canada	$1,278,500	$1,400,100	$1,323,600

Revenue	$7,869,300	$8,389,300	$7,727,200

50	Budget 2007/-08 / Budget and Performance Plan Summary

General Revenue Fund
 Schedule of Expense

	(thousands of dollars)
	Estimated 2007-08	Forecast 2006-07	Estimated 2006-07

Executive Branch of Government
Advanced Education and Employment	$669,351	$694,825	$606,355
Agriculture and Food	301,107	369,000	264,936
Community Resources	625,209	712,080	602,415
Corrections and Public Safety	142,605	163,309	129,612
Culture, Youth and Recreation	90,193	70,031	47,921
Environment	193,335	192,189	178,389
Executive Council	9,302	9,314	8,909
Finance	43,488	40,759	40,759
- Public Service Pensions and Benefits	243,860	224,011	219,103
First Nations and Métis Relations	51,694	61,227	51,095
Forestry Secretariat	2,000	1,350	1,350
Government Relations	252,464	212,255	199,407
Health	3,446,123	3,225,983	3,178,583
Highways and Transportation	334,788	315,960	288,930
Industry and Resources	82,331	69,717	91,493
Information Technology Office	5,136	6,836	5,508
Justice	246,213	238,078	231,945
Labour	16,830	15,680	15,680
Learning	809,204	804,883	767,470
- Teachers’ Pensions and Benefits	135,783	159,866	138,749
Northern Affairs	6,038	5,716	5,716
Property Management	11,848	13,136	9,942
Public Service Commission	16,741	15,979	14,443
Regional Economic and Co-operative Development	12,113	11,453	11,151
Saskatchewan Research Council	8,992	8,446	8,446
SaskEnergy Incorporated	--	7,000	--

Legislative Branch of Government

Chief Electoral Officer	1,174	1,263	807
Children’s Advocate	1,450	1,295	1,295
Conflict of Interest Commissioner	138	138	138
Information and Privacy Commissioner	675	599	599
Legislative Assembly	21,105	20,070	20,267
Ombudsman	1,935	1,816	1,816
Provincial Auditor	6,505	6,063	6,063

Operating Expense	$7,789,730	$7,680,327	$7,149,292
Debt Servicing	560,000	541,000	551,000

Expense	$8,349,730	$8,221,327	$7,700,292

Budget 2007/-08 / Budget and Performance Plan Summary	51

General Revenue Fund
 Schedule of Debt
As at March 31

	(thousands of dollars)
	Estimated Gross Debt 2008	Estimated Sinking Funds 2008	Estimated Debt 2008	Forecast Debt 2007	Estimated Debt 2007

Crown Corporation

Information Services Corporation
of Saskatchewan	$19,901	$--	$19,901	$23,401	$26,500
Investment Saskatchewan Inc.	3,919	--	3,919	10,919	11,156
Municipal Financing
Corporation of Saskatchewan	20,801	(469)	20,332	21,026	12,527
Saskatchewan Crop Insurance Corporation	100,000	(19,350)	80,650	115,400	120,000
Saskatchewan Housing Corporation	83,004	(49,750)	33,254	36,572	38,865
Saskatchewan Opportunities Corporation	51,700	--	51,700	25,000	29,800
Saskatchewan Power Corporation	2,669,697	(188,383)	2,481,314	2,311,449	2,313,024
Saskatchewan Telecommunications
Holding Corporation	495,879	(58,526)	437,353	310,966	474,227
Saskatchewan Water Corporation	39,575	(501)	39,074	36,825	36,961
SaskEnergy Incorporated	723,632	(43,509)	680,123	693,916	698,935

Crown Corporation	$4,208,108	$(360,488)	$3,847,620	$3,585,474	$3,761,995
Government	8,298,206	(1,023,573)	7,274,633	7,249,321	7,151,041

Public Debt	$12,506,314	$(1,384,061)	$11,122,253	$10,834,795	$10,913,036
Guaranteed Debt	45,809	--	45,809	40,972	47,941

Total Debt	$12,552,123	$(1,384,061)	$11,168,062	$10,875,767	$10,960,977

Crown Corporation	$4,208,576	$(360,488)	$3,848,088	$3,585,994	$3,762,916
Government	8,343,547	(1,023,573)	7,319,974	7,289,773	7,198,061

Total Debt	$12,552,123	$(1,384,061)	$11,168,062	$10,875,767	$10,960,977

52	Budget 2007/-08 / Budget and Performance Plan Summary

General Revenue Fund
 Schedule of Borrowing Requirements

	(thousands of dollars)
	Estimated 2007-08	Forecast 2006-07	Estimated 2006-07

Borrowing for Crown Corporations

Information Services Corporation of Saskatchewan	$--	$16,901	$20,000
Municipal Financing Corporation of Saskatchewan	--	8,000	--
Saskatchewan Opportunities Corporation	26,700	22,000	26,800
Saskatchewan Power Corporation	475,100	100,000	100,000
Saskatchewan Telecommunications Holding Corporation	146,400	2,100	165,000
Saskatchewan Water Corporation	4,800	4,700	4,600
SaskEnergy Incorporated	70,200	55,200	58,200

Borrowing for Crown Corporations	$723,200	$208,901	$374,600
Borrowing for Government	563,256	1,286,149	1,117,968

Borrowing Requirements	$1,286,456	$1,495,050	$1,492,568

Budget 2007/-08 / Budget and Performance Plan Summary	53

General Revenue Fund
 Schedule of Guaranteed Debt
As at March 31

	(thousands of dollars)
	Estimated 2008	Forecast 2007	Estimated 2007

Guaranteed Debt for Crown Corporations
The Power Corporation Act
Saskatchewan Power Savings Bonds
Series I to Series VII (matured)	$18	$20	$20
The Saskatchewan Development Fund Act
Guaranteed Investments	350	400	758
The Saskatchewan Telecommunications Act
TeleBonds (matured)	100	100	143

Guaranteed Debt for Crown Corporations	$468	$520	$921

Other Guaranteed Debt

The Economic and Co-operative Development Act
Vanguard Inc.	$1,250	$1,250	$1,250
The Farm Financial Stability Act
Breeder Associations Loan Guarantees	20,000	16,000	19,245
Feeder Associations Loan Guarantees	15,000	11,000	13,469
Feedlot Construction Loan Guarantees	6,000	4,000	2,906
Individual Feedlot Loan Guarantees	2,000	2,000	3,000
Enhanced Feeder Loan Guarantees	--	--	1,000
Feedlot Equity Loan Guarantees	1,000	--	--
The Housing and Special Care Homes Act
Senior Citizens‘ Housing	29	32	32
The NewGrade Energy Inc. Act
NewGrade Energy Inc.	--	6,088	6,041
The Student Assistance and Student Aid Fund Act	62	82	77

Other Guaranteed Debt	$45,341	$40,452	$47,020

Guaranteed Debt	$45,809	$40,972	$47,941

54	Budget 2007/-08 / Budget and Performance Plan Summary

2007-2008 Saskatchewan Provincial Budget

Summary Financial Budget Details

Government of Saskatchewan
 Summary Statement of Surplus

	(millions of dollars)
	Estimated 2007-08	Forecast 2006-07	Estimated 2006-07

Treasury Board Organizations [1]
General Revenue Fund (GRF)	$75.0	$70.1	$101.9
Fiscal Stabilization Fund	(509.9)	--	(75.0)
Saskatchewan Infrastructure Fund	(45.5)	97.9	--
Agricultural Credit Corporation of Saskatchewan	2.9	2.9	2.6
Community Initiatives Fund	0.5	1.5	--
Liquor and Gaming Authority	350.7	353.2	334.1
Regional Colleges	(2.2)	(1.1)	(2.7)
Regional Health Authorities	(0.1)	18.1	(1.3)
Saskatchewan Agricultural Stabilization Fund	0.3	0.2	0.2
Saskatchewan Cancer Agency	(3.3)	(1.1)	(3.2)
Saskatchewan Communications Network Corporation	--	(0.1)	(0.2)
Saskatchewan Gaming Corporation	32.5	33.7	31.1
Saskatchewan Health Information Network	23.4	16.1	30.2
Saskatchewan Housing Corporation	--	(1.4)	(1.4)
Saskatchewan Institute of Applied Science and Technology	(0.4)	(1.4)	(1.7)
Saskatchewan Research Council	0.5	0.3	0.3
Saskatchewan Student Aid Fund	(6.5)	4.6	(2.5)
Saskatchewan Watershed Authority	(2.1)	0.8	(0.7)
Other Organizations	8.2	15.0	0.4
Interagency Accounting Adjustments	72.1	36.4	(10.2)
Adjustment to account for pension costs on an accrual basis	(380.0)	(461.9)	(336.5)

	$(383.9)	$183.8	$65.4
Dividends included in GRF surplus	(383.3)	(387.1)	(365.2)

Surplus (Deficit) of Treasury Board Organizations	$(767.2)	$(203.3)	$(299.8)

CIC Board Organizations [2]
Crown Investments Corporation (non-consolidated) [3]	$(40.2)	$84.6	$(23.6)
Information Services Corporation	7.5	8.7	5.4
Investments Saskatchewan Inc.	27.8	69.6	39.0
SaskEnergy Incorporated	69.1	53.2	78.4
Saskatchewan Government Insurance	37.8	52.1	35.0
Saskatchewan Opportunities Corporation	4.4	4.9	4.9
Saskatchewan Power Corporation	135.0	93.0	103.0
Saskatchewan Telecommunications Holding Corporation	61.4	72.5	70.5
Saskatchewan Transportation Company	(0.5)	(0.4)	(0.5)
Saskatchewan Water Corporation	(0.4)	0.4	(0.5)
Other	0.2	(1.0)	(1.8)

	$302.1	$437.6	$309.8
Dividends included in GRF surplus	(200.0)	(167.0)	(160.0)

Retained Surplus of CIC Board Organizations	$102.1	$270.6	$149.8

Surplus (Deficit) Prior to
Not-for-Profit Insurance Organizations	$(665.1)	$67.3	$(150.0)

56	Budget 2007/-08 / Budget and Performance Plan Summary

Government of Saskatchewan
 Summary Statement of Surplus

	(millions of dollars)
	Estimated 2007-08	Forecast 2006-07	Estimated 2006-07

Surplus (Deficit) Prior to
Not-for-Profit Insurance Organizations	$(665.1)	$67.3	$(150.0)

Not-for-Profit Insurance Organizations [4]
Saskatchewan Auto Fund [5]	$(57.9)	$57.0	$(0.6)
Saskatchewan Crop Insurance Corporation	(14.8)	(21.7)	--
Crop Reinsurance Fund of Saskatchewan	34.8	36.8	33.0
Workers’ Compensation Board (Saskatchewan)	1.7	18.9	4.7

Surplus (Deficit) of Not-for-Profit Insurance Organizations	$(36.2)	$91.0	$37.1

Surplus (Deficit)	$(701.3)	$158.3	$(112.9)
Accumulated Deficit, Beginning of Year	(3,528.9)	(3,687.2)	(3,687.2)

Accumulated Deficit, End of Year	$(4,230.2)	$(3,528.9)	$(3,800.1)

[1]	The budgets of these organizations are subject to Treasury Board review and include any transfers from the GRF.
[2]	The budgets of these organizations are on a calendar year basis and may include grants from CIC.
[3]	Excludes dividend revenue from subsidiaries.
[4]	These insurance organizations establish rates and fees that will allow them to be actuarily sound over the long term.
[5]	The Auto Fund financial projections are on a calendar year basis. The 2006 Surplus Forecast is net of a $44.1M rebate to Auto Fund customers, the 2007 Estimated Deficit is net of a $100M rebate to customers. The commitment to these rebates occurred prior to the Government’s fiscal year end, March 31, and therefore the rebates are charged to the 2005-06 and 2006-07 fiscal years respectively. The adjustment to correct the timing of the rebate expense is included in the Interagency Accounting Adjustment amount.

Budget 2007/-08 / Budget and Performance Plan Summary	57

Government of Saskatchewan
 Summary Statement of Changes in Net Debt

	(millions of dollars)
	Estimated 2007-08	Forecast 2006-07	Estimated 2006-07

Surplus (Deficit)	$(701.3)	$158.3	$(112.9)
Acquisition of Capital Assets [1]	(536.3)	(532.0)	(480.9)
Amortization Expense	312.0	309.1	305.3

Decrease (Increase) in Net Debt	$(925.6)	$(64.6)	$(288.5)
Net Debt, Beginning of Year	(7,825.8)	(7,761.2)	(7,761.2)

Net Debt, End of Year	$(8,751.4)	$(7,825.8)	$(8,049.7)

1	These amounts only reflect capital acquisitions by government service organizations like the GRF and regional health authorities. The amounts do not include capital assets acquired by government business enterprises like SaskPower and SaskTel.

58	Budget 2007/-08 / Budget and Performance Plan Summary

Government of Saskatchewan
 Summary Statement of Financial Position
As at March 31

	(millions of dollars)
	Estimated 2008	Estimated 2007

Financial Assets

Cash and Cash Equivalents	$--	$770.9
GRF Loans to Non-government Organizations	122.7	137.9
Other Financial Assets	673.9	772.4
Equity in Treasury Board Organizations	(645.8)	(407.7)
Equity in CIC Board Organizations	4,624.6	4,449.1
Equity in Not-for-Profit Insurance Organizations	320.9	303.3

	$5,096.3	$6,025.9

Liabilities

GRF - Public Debt	$7,274.7	$7,151.0
Unamortized Foreign Exchange Loss	(10.4)	(15.1)
Pension Liabilities	5,087.5	4,582.1
Other Liabilities	1,495.9	2,357.6

	$13,847.7	$14,075.6

Net Debt	$(8,751.4)	$(8,049.7)

Non-Financial Assets [1]

Capital Assets	$4,412.1	$4,140.5
Inventories	86.2	86.2
Prepaid Expenses	22.9	22.9

	$4,521.2	$4,249.6

Accumulated Deficit	$(4,230.2)	$(3,800.1)

[1]	These amounts only reflect the non-financial assets of government service organizations like the GRF and regional health authorities. Capital assets, inventories and prepaid expenses of government business enterprises like SaskPower and SaskTel are included in the equity amounts of these organizations and therefore treated as financial assets.

Budget 2007/-08 / Budget and Performance Plan Summary	59

Government of Saskatchewan
Summary Statement of Debt
As at March 31

	(millions of dollars)
	Estimated GRF Debt 2008	Estimated Other Debt 2008	Estimated Total 2008	Forecast Total 2007	Estimated Total 2007

Treasury Board Organizations
GRF – Government Public Debt	$7,274.7	$--	$7,274.7	$7,249.3	$7,151.0

Municipal Financing Corporation
of Saskatchewan	20.3	--	20.3	21.0	12.5
Regional Health Authorities	--	96.1	96.1	100.3	99.9
Saskatchewan Gaming Corporation	--	24.9	24.9	28.7	33.1
Saskatchewan Housing Corporation	33.2	12.1	45.3	49.7	52.0
Other	--	2.2	2.2	2.2	2.0

Public Debt of
Other Treasury Board Organizations	$53.5	$135.3	$188.8	$201.9	$199.5

Public Debt of
Treasury Board Organizations	$7,328.2	$135.3	$7,463.5	$7,451.2	$7,350.5

CIC Board Organizations
Information Services Corporation	$19.9	$--	$19.9	$23.4	$26.5
Investment Saskatchewan Inc.	3.9	--	3.9	10.9	11.2
Saskatchewan Opportunities Corporation	51.7	--	51.7	25.0	29.8
Saskatchewan Power Corporation	2,481.3	86.2	2,567.5	2,401.0	2,402.1
Saskatchewan Telecommunications
Holding Corporation	437.4	6.7	444.1	317.9	481.4
Saskatchewan Water Corporation	39.1	--	39.1	36.8	37.0
SaskEnergy Incorporated	680.1	7.6	687.7	701.5	706.5
Other CIC Board Organizations	--	--	--	--	0.4

Public Debt of CIC Board Organizations	$3,713.4	$100.5	$3,813.9	$3,516.5	$3,694.9

Not-for-Profit Insurance Organizations
Saskatchewan Crop Insurance Corporation	80.7	--	80.7	115.4	120.0

Public Debt of Not-for-Profit
Insurance Organizations	$80.7	$--	$80.7	$115.4	$120.0

Public Debt	$11,122.3	$235.8	$11,358.1	$11,083.1	$11,165.4
Guaranteed Debt	45.8	14.7	60.5	67.3	73.3

Total Debt	$11,168.1	$250.5	$11,418.6	$11,150.4	$11,238.7

Government	$7,320.0	$--	$7,320.0	$7,289.8	$7,198.1
Other Treasury Board Organizations	53.9	144.7	198.6	219.5	219.4
CIC Board Organizations	3,713.5	105.8	3,819.3	3,525.7	3,701.2
Not-for-Profit Insurance Organizations	80.7	--	80.7	115.4	120.0

Total Debt	$11,168.1	$250.5	$11,418.6	$11,150.4	$11,238.7

60	Budget 2007/-08 / Budget and Performance Plan Summary

Government of Saskatchewan
 Supplementary Information

REPORTING ENTITY

The Summary Financial Budget reports the expected financial activities of the General Revenue Fund and organizations controlled by Government. This reporting entity is the same as is used in the government’s Summary Financial Statements in the Public Accounts.

METHOD OF CONSOLIDATION

There are two basic methods of combining the activities of organizations in the reporting entity. One is to combine each organization on a line-by-line basis where all assets, liabilities, revenue, and expenses are added together and significant inter-organization balances and transactions are eliminated. The other approach is referred to as the modified equity method where the equity and net income of each organization is combined with the central organization, the General Revenue Fund. Both methods arrive at the same bottom-line financial results and position.

The Public Accounts uses both methods. A line-by-line consolidation is used for government service organizations like regional health authorities and the modified equity method is used for government business enterprises, like SaskPower. The Summary Financial Budget combines all organizations on a modified equity basis for the purposes of calculating the Government’s surplus.

GOVERNMENT BUSINESS ENTERPRISES

These are self-sufficient government organizations that have the financial and operating authority to sell goods and services to individuals and organizations outside the government as their principal activity. These organizations comprise: Liquor and Gaming Authority, Municipal Financing Corporation, the Auto Fund, Saskatchewan Gaming Corporation, Saskatchewan Government Growth Fund, Saskatchewan Government Insurance, SaskPower, SaskTel, SaskEnergy and the Workers’ Compensation Board.

GOVERNMENT SERVICE ORGANIZATIONS

All government organizations that are not government business enterprises are considered government service organizations.

CAPITAL ASSETS

The financial information on capital assets displayed in the summary financial budget relate only to those capital assets owned and utilized by the General Revenue Fund and other government service organizations. These assets tend to be assets that provide public service such as highways.

Capital assets owned by government business enterprises are included in the government’s equity in government organization amounts. These assets are typically commercial assets designed to generate income such as electrical

Budget 2007/-08 / Budget and Performance Plan Summary	61

generating plants. The 2005-06 Public Accounts indicated that the net book value of capital assets of government business enterprises is in excess of $5.6 billion.

INTERAGENCY ACCOUNTING ADJUSTMENTS

The Summary Financial Budget – Summary Statement of Surplus will reflect the forecasted surplus of the various government organizations based on their accounting standards and specific fiscal years. Adjustments to: ensure transfer payments between government organizations are accounted for in the same year; to ensure accounting standards are consistent; and, any accounting for significant events in the stub period (time between the organization’s fiscal year end and March 31) are reflected in the Interagency Accounting Adjustment amount. Although this adjustment occurs on the Statement of Surplus prior to arriving at Surplus of Treasury Board Organizations, it will include adjustments of CIC Board and Not-for-Profit organizations as well.

ADJUSTMENT TO ACCOUNT FOR PENSION COSTS ON AN ACCRUAL BASIS

The General Revenue Fund accounts for pension costs on a cash basis, i.e., moneys paid to pension plans or pensioners. The Canadian Institute of Chartered Accountants requires that accrual accounting be used for pension costs. Accrual accounting recognizes pension costs when they are earned rather than when they are paid. This adjustment is required to the Summary Budgeted Surplus to reflect accrual accounting for pension costs.

CATEGORIZATION OF GOVERNMENT ORGANIZATIONS

The summary financial budget categorizes organizations by which Cabinet Committee, Treasury Board and Crown Investment Corporation (CIC) Board, would examine the organization’s budget and plans either directly or indirectly. The other categorization is the Not-for-Profit Insurance organizations. These organizations are intended to be actuarially sound over the long term. They will typically adjust their rates to break even over the longer term. The General Revenue Fund does not take a dividend from these organizations.

TREASURY BOARD ORGANIZATIONS

AGRICULTURAL CREDIT CORPORATION OF SASKATCHEWAN (ACS)

ACS was established pursuant to the provisions of The Agricultural Credit Corporation Act which came into force on January 1, 1984. ACS manages the wind down of the corporation’s agricultural loan portfolio, agri-food investment portfolio, and loan guarantee program.

COMMUNITY INITIATIVES FUND

The Community Initiatives Fund has operated since 1996 according to the provisions of The Saskatchewan Gaming Corporation Act 1994. It is managed by a Board of Trustees consisting of eight people appointed by the Lieutenant Governor in Council. The Fund receives 25 per cent of the net profits of

62	Budget 2007/-08 / Budget and Performance Plan Summary

the Saskatchewan Gaming Corporation minus the amount provided by the GRF to the Métis Development Fund. The Community Initiatives Fund provides grants for activities that strengthen human development and community vitality.

MUNICIPAL FINANCING CORPORATION OF SASKATCHEWAN (MFC)

The Municipal Financing Corporation of Saskatchewan (MFC) was established in 1969 and continues under The Municipal Financing Corporation Act. MFC assists in making capital funds available for the financing of essential local improvements, schools, hospitals, and other construction projects in cities, towns, villages and rural areas throughout the Province. MFC may borrow directly from private lending institutions or through the Department of Finance. The funds borrowed are used to purchase all or a portion of the approved debentures sold each year by Saskatchewan local governments.

REGIONAL COLLEGES

Eight regional colleges, operating under the authority of The Regional Colleges Act, provide educational services and programs in over 40 locations throughout the Province. Through partnerships with universities and technical institutes such as SIAST, regional colleges deliver credit programs in response to the needs of rural and northern Saskatchewan. Regional colleges also offer literacy and basic education, industry credit and non-credit programs based on local needs and provide a broad array of counselling and assessment services geared to assisting individuals with career planning.

REGIONAL HEALTH AUTHORITIES (RHAs)

The Regional Health Services Act was proclaimed on August 1, 2002. Health services in Saskatchewan are delivered by 12 regional health authorities. Major services of responsibility include:

•	Hospitals;

•	Health centres, wellness centres, and social centres;

•	Emergency response services, including first responders, ambulance;

•	Supportive Care, such as long-term care, day programs, respite, palliative care and programs for patients with multiple disabilities;

•	Home care;

•	Community health services, such as public health nursing, public health inspection, dental health, vaccinations, and speech pathology;

•	Mental health services; and

•	Rehabilitation services.

SASKATCHEWAN AGRICULTURAL STABILIZATION FUND

The Fund was established under The Farm Financial Stability Act. The following programs exist within the Fund: New Crops Insurance Program; Big game Damage Compensation Program; Waterfowl Damage Compensation Program; the Canadian Farm Income Program; and, the Canada-Saskatchewan Assistance Program (CSAP II).

Budget 2007/-08 / Budget and Performance Plan Summary	63

SASKATCHEWAN CANCER AGENCY

The Saskatchewan Cancer Agency (also known as the Saskatchewan Cancer Foundation) is the corporate body established under and regulated by The Cancer Foundation Act with responsibility for conducting a program for the prevention, diagnosis, treatment and follow-up of cancer in the Province of Saskatchewan. Its mandate is to deliver effective and sustainable research, education, prevention, early detection, treatment and supportive care programs for the control of cancer in Saskatchewan.

SASKATCHEWAN COMMUNICATIONS NETWORK (SCN)

SCN is governed by The Communications Network Corporation Act. SCN operates in three key areas – broadcast television, e-learning and technology services. The Corporation’s public broadcast network provides quality commercial-free educational, children’s and cultural programming. SCN broadcast network is delivered to the public throughout the Province on cable, satellite and digital cable systems. The e-learning division operates distance learning networks on behalf of the Departments of Learning and Advanced Education and Employment that link the Province’s universities, SIAST, regional colleges, high schools and government departments. The technology services division provides a variety of services including high-speed internet, via satellite, to rural and northern communities.

SASKATCHEWAN GAMING CORPORATION (SGC)

SGC was established under The Saskatchewan Gaming Corporation Act, 1994 to operate Casino Regina and Casino Moose Jaw under a framework agreement that provides for sharing of net profits between the General Revenue Fund, First Nations Trust and the Community Initiatives Fund. Casino Regina opened to the public January 26, 1996 with the Showlounge opening in November 2001. Casino Moose Jaw opened on September 6, 2002.

SASKATCHEWAN HEALTH INFORMATION NETWORK (SHIN)

SHIN was established by Order-in-Council pursuant to the provisions of The Crown Corporations Act, 1993. SHIN’s mandate is to implement, own, operate and manage the provincial health information network and deliver information technology solutions in a timely, effective manner reflecting the priorities of the health system. The information network is connecting front-line care providers and delivery organizations across the province, providing them with timely and secure access to information they need in continuing to improve health care services for the people of the province.

64	Budget 2007/-08 / Budget and Performance Plan Summary

SASKATCHEWAN HOUSING CORPORATION (SHC)

SHC operates under the authority of The Saskatchewan Housing Corporation Act. The Corporation provides suitable and affordable housing for moderate to low-income seniors, and for families and individuals with an identified need. SHC also improves access to other housing programs and services that enable its clients to achieve or maintain independence. SHC funds and administers nearly 30,000 housing units in 341 communities through local housing authorities and non-profit organizations. SHC receives funding from the GRF, Canada Mortgage and Housing Corporation and municipalities.

SASKATCHEWAN INSTITUTE OF APPLIED SCIENCE AND TECHNOLOGY (SIAST)

SIAST operates under the authority of The Saskatchewan Institute of Applied Science and Technology Act. SIAST provides post-secondary technical education and skills training through its four urban campuses in Regina, Saskatoon, Moose Jaw and Prince Albert and a Virtual Campus to help meet the needs of students and employers. SIAST’s enrollment is over 13,300 full load equivalent students.

SIAST offers 190 certificate, diploma and apprenticeship programs through six divisions: Business and Entrepreneurial Studies; Community Services; Industrial Training; Nursing; Science and Health; and Technology. In addition, SIAST offers basic skill development programs in Adult Basic Education; Basic Literacy; English as a Second Language; General Educational Development (GED) Testing and Preparation; High School Completion; and Life Skills.

SASKATCHEWAN LIQUOR AND GAMING AUTHORITY (SLGA)

SLGA is governed by The Alcohol and Gaming Regulation Act, 1997. SLGA is responsible for the distribution, control, and regulation of liquor and gaming across the province. SLGA warehouses and distributes wine, spirits and domestic and imported beer to SLGA stores and franchises for sale to the public and permittees. Most mainstream beer is distributed by Brewer’s Distribution Ltd. to retail liquor stores, some franchises and commercial permittees. SLGA owns and operates all video lottery terminals and owns and manages the slot machines at all Saskatchewan Indian Gaming Authority casinos. SLGA also licenses and regulates most forms of gaming including bingo, raffles, casinos, breakopen tickets, and horse racing.

SASKATCHEWAN RESEARCH COUNCIL (SRC)

SRC was established in 1947 at a time when people were very aware of the role that science and technology played in winning the Second World War. The concept was that science and technology could be an instrument to build a better life for Saskatchewan people. The Council undertakes matters pertaining to research, development, design, consultation, innovation, and commercialization of science for the improvement of the Province’s welfare. SRC creates wealth through the responsible application of science and technology to assist Saskatchewan industry to be globally competitive.

Budget 2007/-08 / Budget and Performance Plan Summary	65

SASKATCHEWAN STUDENT AID FUND

The Saskatchewan Student Aid Fund operates under the authority of The Student Assistance and Student Aid Fund Act, 1985. The primary purpose of the Fund is to support the Saskatchewan Student Assistance Program.

SASKATCHEWAN WATERSHED AUTHORITY

Established under The Saskatchewan Watershed Authority Act, 2002 as part of the government’s Long Term Safe Drinking Water Strategy, the Saskatchewan Watershed Authority has a mandate to manage water supplies and protect source water quality. The Authority is the lead agency for integrated water management in Saskatchewan, with general authority over matters related to the sustainability of aquatic ecosystems and their related land resources.

CIC BOARD ORGANIZATIONS

CROWN INVESTMENTS CORPORATION (CIC)

CIC is the financially self-sufficient holding company for 11 subsidiary commercial Crown corporations and one major investment, NewGrade Energy Inc. The Government Finance Office (GFO) was established in 1947 to act as a holding company for many of Saskatchewan’s Crown corporations and to be a mechanism for developing broad policy control, directing investment, and routing dividends into the government’s consolidated fund. In 1978, the GFO was renamed Crown Investments Corporation of Saskatchewan. The Crown Corporations Act, 1993, is the current governing legislation.

INFORMATION SERVICES CORPORATION OF SASKATCHEWAN (ISC)

ISC was established on January 1, 2000 as a wholly-owned subsidiary of CIC. ISC is responsible for the administration of land titles and survey legislation, and the Personal Property Registry. Its mandate includes the re-evaluation, redesign and automation of Saskatchewan’s land titles system and its integration with the provincial survey, mapping and geographic information systems, including the development of a foundation for common services.

INVESTMENT SASKATCHEWAN INC. (IS)

Investment Saskatchewan was formerly known as CIC Industrial Interests Inc. It became a stand alone subsidiary in September 2003. The corporation’s mandate is to enhance Saskatchewan’s long-term economic growth and diversification by providing investment capital and financing, and to prudently manage portfolios of commercially viable investments.

SASKATCHEWAN GOVERNMENT INSURANCE (SGI)

SGI was established in 1945 to provide affordable, good quality insurance to Saskatchewan people. Under the trade name SGI CANADA, which is a wholly-owned subsidiary of CIC, it conducts a competitive property and casualty insurance business offering a comprehensive line of home, tenant, farm, automobile extension and commercial coverage.

66	Budget 2007/-08 / Budget and Performance Plan Summary

SASKATCHEWAN OPPORTUNITIES CORPORATION (SOCO)

SOCO is a wholly-owned subsidiary of CIC which was established in 1994. In 2002 SOCO’s investment portfolio moved to CIC and has since moved to Investment Saskatchewan. SOCO supports the growth and success of Saskatchewan’s technology sector through the operation of the Saskatchewan Forest Centre in Prince Albert, and two research parks: Innovation Place in Saskatoon, and the Regina Research Park. These research parks attract businesses that lead development in their respective sectors.

SASKATCHEWAN POWER CORPORATION (SASKPOWER)

SaskPower is a wholly-owned subsidiary of CIC that was established as the Saskatchewan Power Commission in 1929. Its purpose was to provide safe, reliable, cost-effective power to Saskatchewan people. Today SaskPower is the principal supplier of electricity in Saskatchewan. It generates, purchases, transmits, distributes and sells electricity and related products and services to more than 436,000 residential, farm, industrial and commercial customers.

SASKATCHEWAN TELECOMMUNICATIONS (SASKTEL)

SaskTel is a wholly-owned subsidiary of CIC which was established as the Department of Railway, Telephones and Telegraphs in 1908. Its goal was to provide cost-effective service to as many farms, homes and businesses as possible. The corporation is now recognized as a leading communications company. SaskTel provides 425,000 residential and business customers with competitive voice, data, dial-up and high speed internet, wireless, digital television and e-business solutions.

SASKATCHEWAN TRANSPORTATION COMPANY (STC)

STC is a wholly-owned subsidiary of CIC that has been providing passenger transportation, parcel express and freight services throughout the province since 1946. The bus company was established to ensure that as many communities as possible had access to reasonably priced transportation. Today STC serves 275 communities in the province, providing more than 3.1 million passenger miles in service each year.

SASKATCHEWAN WATER CORPORATION (SASKWATER)

SaskWater, a wholly-owned subsidiary of CIC, provides competitively-priced customer-focused, quality water and wastewater services to Saskatchewan industries, municipalities, rural water groups and First Nations. The Saskatchewan Water Corporations Act was proclaimed on October 1, 2002. In accordance with the Act, SaskWater’s general powers and purposes are to construct, acquire, manage, or operate works and to provide services in accordance with any agreements that it enters into pursuant to the Act.

Budget 2007/-08 / Budget and Performance Plan Summary	67

SASKENERGY INCORPORATED (SASKENERGY)

Saskatchewan’s provincially owned natural gas system began operations in 1952. SaskEnergy, which is a wholly-owned subsidiary of CIC, was formed in 1988 to continue providing natural gas transmission and distribution services across the province. The system has grown substantially over the years, with service now extended to more than 90 per cent of Saskatchewan communities. Today SaskEnergy provides safe, reliable and economical natural gas service to more than 327,000 residential, farm, commercial and industrial customers in the province.

NOT-FOR-PROFIT INSURANCE ORGANIZATIONS

SASKATCHEWAN AUTO FUND

The Fund is the Province’s compulsory auto insurance program. The Fund neither receives nor gives money to the Province. The Fund is administered by SGI.

SASKATCHEWAN CROP INSURANCE CORPORATION (SCIC)

SCIC operates under the authority of The Crop Insurance Act and The Farm Financial Stability Act. The Corporation administers insurance programs which protect crop and livestock producers from production failures due to natural hazards. The Corporation also delivers the Waterfowl Damage Compensation Program and the Big Game Damage Compensation Program.

CROP REINSURANCE FUND OF SASKATCHEWAN

The Fund provides reinsurance coverage for the Saskatchewan Crop Insurance Corporation against losses in excess of the net premiums, indemnities and accumulated reserves. Reinsurance for the Saskatchewan crop insurance program is provided by the federal and provincial governments under the terms of the Canada-Saskatchewan Production Insurance Agreement. Payments are made from each government’s reinsurance fund based on a formula set out in the agreement and each is responsible for the accumulated deficits of their fund.

WORKERS’ COMPENSATION BOARD (WCB)

The WCB was established in 1930. It is a no fault insurance program that protects workers and employers from the results of work injuries. The WCB collects annual premiums from employers and uses those funds to compensate injured workers for the lost income and expenses. The objective is to return workers to wellness and to a safe, productive work environment as soon as medically possible.

68	Budget 2007/-08 / Budget and Performance Plan Summary

2007-2008 Saskatchewan Provincial Budget

Performance Plan Summary

Our Vision – Making Life Better
in Saskatchewan!

Saskatchewan’s Accountability Framework integrates the province’s strategic direction with the Government’s financial plan. It also provides a meaningful link between government expenditures from year to year and the larger outcomes Government wants to achieve over time.

The 2007-08 Performance Plan Summary provides an overview of the Government’s strategic direction and identifies the key initiatives departments will undertake this year.

OUR VISION FOR A BETTER SASKATCHEWAN

The foundation for Government’s Plan for 2007-08 was set out in the Fall 2006 Speech from the Throne:

Our vision is of a province that is down to earth, but where the sky is the limit. Our focus over the next year will be on making life better for Saskatchewan families by strengthening public health care, advancing environmental protection and the green economy, building an even stronger future here for young people and ensuring families feel the benefits from our strong and prosperous economy.

The 2007-08 Budget builds on this vision by providing funds to ensure Saskatchewan people enjoy the benefits of our strong economy. We are making life better in Saskatchewan by:

•	Keeping the strong economy growing;

•	Increasing access to health care for Saskatchewan families and seniors; and,

•	Building a better future for our young people.

A STRONG ECONOMY –THE FOUNDATION FOR GROWTH

Saskatchewan’s economy has performed extraordinarily well in recent years. Oil, natural gas and mining have played a major role, although growth was not limited to resource-related sectors. Investment is another indicator of the depth and breadth of the province’s economic expansion. Total investment increased by 8.7 per cent to $9.7 billion, the highest investment level in history.

In addition, total residential housing starts increased by 8.1 per cent in 2006. Retail trade grew by 6.0 per cent. The manufacturing sector led the surge with growth at 53.6 per cent.

In 2003, Saskatchewan real GDP growth was second highest among all Canadian provinces at 4.1 per cent. The trend continued in 2004 and 2005, when Saskatchewan growth ranked third. The benefits of this positive growth trend are manifesting themselves in the labour market.

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In 2006, a record number of the province’s working age population was employed (69.1 per cent). Saskatchewan had a record level of employment of 491,600 people in 2006, an increase of 8,100 over 2005. This marked the fourth consecutive year of record employment in the province.

At this same time the unemployment rate hit its lowest level since 1981 at 4.7 per cent.

Saskatchewan’s government debt as a per cent of GDP continues to be on a downward trend and is at its lowest point in almost 20 years.

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Investor confidence is influenced by the debt-to-GDP ratio as it measures the province’s debt relative to the income available to manage that debt. Because of sound fiscal management, Saskatchewan currently enjoys a AA credit rating from all major North American independent rating agencies. Saskatchewan received three credit rating upgrades since presenting the 2006-07 Budget, for a total of 16 upgrades since 1995.

Saskatchewan’s economy is strong and growing stronger. The Government continues to invest in infrastructure, highways, and communities to ensure that people can take full advantage of our strong economy. This Budget also makes significant investments in health care, in education and training to ensure our young people have the skills they need to join our workforce.

The Government continues to show leadership in environmental stewardship and will soon put forth strategies on sustainable energy and climate change. These initiatives will complement the province’s growing economy, ensuring that Saskatchewan’s high quality of life continues for generations to come.

[In the following sections, the Departments responsible for each initiative are noted in square brackets.]

Keeping the Strong Economy Growing

The 2007-08 Budget supports the goal of making Saskatchewan the best place to live, work and raise a family. The Government continues to build a long-term sustainable future, capitalizing on a vibrant economy and ensuring that Saskatchewan families enjoy the benefits of this strength.

As is seen throughout several of the 2007-08 Performance Plans, the Government’s strategy is to build on the strength of our economy and ensure that we can meet our labour market needs, that our infrastructure supports our growing economy, and that our business environment is competitive and attractive for families and businesses.

This year the Government will:

•	Continue providing a competitive tax climate that encourages employment and business development;

•	Provide the largest ever capital investment in highways, schools, hospitals and other infrastructure to support the growing economy;

•	Increase access to education to ensure we meet labour force needs; and,

•	Continue to advance a Green agenda, hand-in-hand, with a strong economy.

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SHARING PROSPERITY

A strong economy has translated into additional provincial revenue that has allowed the Government to introduce sustainable tax cuts and improved public services. The combination of personal tax reform, which has lowered income taxes for residents each year since 1999, and last October’s two point reduction to the Provincial Sales Tax (PST) have made Saskatchewan a much more attractive place to live. [Finance]

Tax reductions to the Personal Income Tax, business taxes, Provincial Sales Tax and education property tax introduced since 2000-01 result in Saskatchewan taxpayers enjoying an annual tax saving of $650 million.

Last year’s Business Tax Reform introduced sweeping changes to corporate taxes in the province, including the phase-out of the general Corporation Capital Tax and a significant reduction in the general Corporation Income Tax rate. This reform is being introduced over a three year period ending July 1, 2008, with $155 million in business tax cuts being provided in 2007-08.

The PST reduction to five per cent, announced effective October 28, 2006, resulted in the lowest PST rate in 20 years and provides an estimated $340 million in tax savings to provincial residents in 2007-08.

The Fuel Tax Accountability Act is being introduced this year, following through on the Government’s commitment to use all on-road fuel tax revenues in the development and maintenance of the provincial road system. Saskatchewan’s 2007-08 investment in provincial roads will significantly exceed the amount of on-road fuel taxes collected in the year.

The Government continues with the $107.8 million in education property tax relief this year, maintaining the eight per cent credit for residential and commercial property and the approximately 38 per cent credit for agricultural landowners. [Learning]

These initiatives create a competitive business climate that encourages investment and jobs. This is especially important as we compete with other jurisdictions in attracting and retaining our young people – an essential element of our province’s future.

INVESTMENTS IN INFRASTRUCTURE – SUPPORTING A GROWING ECONOMY

The 2007-08 Budget provides funding for our largest ever budgeted capital program – $534.8 million – for improvements to roads and highways, schools, hospitals and other infrastructure. The Government continues to commit to supporting and improving community infrastructure to improve the quality of life for Saskatchewan families.

The 2007-08 Budget builds on recent announcements on funding for the highway system. Saskatchewan Highways and Transportation has developed a multi-year investment strategy to ensure that a high quality transportation network supports the

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province’s economic and social needs. This strategy proposes investments in six key pillars:

•	International Gateways and Corridors;

•	Urban Economic Connectors;

•	Rural Economic Corridors;

•	The Northern Economic Infrastructure Strategy;

•	Ensuring Aboriginal Connections; and,

•	Regional Shortline Railway and Airports.

Strategic investments in our transportation network will ensure the smooth flow of goods and services that feed our expanding economy. Decisions to improve a number of major corridors that support inter-provincial or international trade or support emerging areas of significant economic activity ensure that the transportation network makes a positive contribution towards the competitiveness of Saskatchewan’s producers and exporters.

Highways and Transportation’s budget for 2007-08 is the largest in history. The Government has committed $5 billion over 10 years with the following highlights for 2007-08:

•	Complete twinning of TransCanada and Yellowhead West and expanding twinning on Hwy 11 North of Saskatoon to Rosthern;

•	Advance work on Rural Economic Corridors, the Northern Economic Infrastructure Strategy including the Garson Lake Road (linking to Fort McMurray area), First Nations Access Roads, as well as work on highways 219 and 302;

•	Advance the expansion of the primary weights road system;

•	Increased funding for roads that are damaged by heavy oil truck activity in the Lloydminster area; and,

•	Increase maintenance and preservation budgets overall. [DHT]

Strategic investments in community infrastructure will ensure Saskatchewan people benefit from the strong economy for years to come.

As committed in the 2006 Throne Speech, the Government is undertaking the development of an “urban agenda,” within a broader municipal sector strategic plan, that will better support dynamic cities, thriving regional economies and strong local governance. The urban agenda will set out long-term directions and a joint work plan for the municipal sector and the province. This will focus on developing a sustainable approach to municipal funding and infrastructure.

The 2007-08 Budget makes significant investments that address municipal infrastructure pressures and support economic development, environmental sustainability, cultural dynamism, and social cohesion in our communities. These investments also have the effect of relieving pressure on the property tax base.

$30 million in new money will be added to municipal operational funding in 2007-08, bringing the total to $127 million for revenue sharing, which represents a 31 per cent increase from 2006-07 and an increase of $72 million since 2001-02. [GR]

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$53.2 million will be provided for municipal infrastructure projects through various federal-provincial programs such as the Municipal Rural Infrastructure Fund (MRIF) and the Canada Saskatchewan Infrastructure Fund (CSIF). This is a $17.4 million or 48.7 per cent increase from 2006-07 and is for municipal infrastructure improvement such as water, waste water, waste management/recycling and other environmental projects. [GR]

Regional Economic and Co-operative Development will be undertaking initiatives to further engage economic development stakeholders, including youth, First Nations people and small business, in regional economic development efforts. Regional economies, including economic development stakeholders and small businesses, will benefit from the development and implementation of tools, such as those related to business retention and expansion. [RECD]

$40 million is being invested in the Building Communities Program which provides grants for new construction, sustainable development projects, and rehabilitation of recreational and cultural infrastructure. [CYR]

Parks help beautify our communities and make Saskatchewan a more attractive place to live. $4.2 million in grants will be provided to seven urban parks: Meewasin Valley Authority (Saskatoon); Wakamow Valley Authority (Moose Jaw); Wascana Centre (Regina); Swift Current Chinook Parkway; Prince Albert Parkway; Battlefords River Valley Park; and the Weyburn Tatagwa Parkway. [ENV]

A THRIVING AGRICULTURAL SECTOR

The Government continues to work towards a viable agricultural sector which supports Saskatchewan’s diverse economy.

Saskatchewan Agriculture and Food (SAF) focuses on balancing and diversifying the primary sector, as well as encourages additional agricultural processing and value-added activity in the province. The Department also provides business risk management programming to ensure that agricultural producers have a financial safety net against adverse production and market outcomes.

The 2007-08 Budget will provide $118 million to fully fund the Canadian Agricultural Income Stabilization (CAIS) program and $104.1 million to cover the provincial government’s share of 2007 Crop Insurance (CI) program costs. [SAF]

Funding for the Crop Insurance Variable Price Option will be made available to producers for the 2007 crop season. Under this option a producer may choose to have the insured crop price established in July, rather than the price available at the March 31 insurance sign-up deadline. [SAF]

Saskatchewan continues to put an emphasis on agricultural research and development. Saskatchewan Agriculture and Food, along with Agriculture and Agri-Food Canada, has provided $41.5 million for additional science and innovation infrastructure in 2006-07 and 2007-08. [SAF]

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EXPANDING OUR LABOUR FORCE – A KEY TO ECONOMIC GROWTH

While Saskatchewan is enjoying record employment levels, there are still parts of our economy where skilled labour shortages are posing challenges and where the potential of individuals, businesses and communities is not fully realized. There are real opportunities for the Department of First Nations and Métis Relations (FNMR) and others to work with First Nations and Métis communities to support capacity development and secure meaningful participation in the economic prosperity of the province.

There are several departments that are participating in programs or strategies to increase Aboriginal participation in our thriving economy.

Through the Aboriginal Employment Development Program (AEDP), work will continue to increase Aboriginal employment and training opportunities through partnerships involving Aboriginal organizations, unions, public and private sector employers and educational institutions. $822,000 in grant funding will be provided in 2007-08 to support the AEDP with a focus on education, training and career paths for Aboriginal youth. [FNMR]

The Department of Property Management will implement an Aboriginal procurement policy to encourage Aboriginal-owned businesses to bid on government tender opportunities. [DPM]

Almost 700 people from across Canada – including the Premiers of British Columbia, Manitoba, Newfoundland and Labrador, Nunavut, and the Northwest Territories, as well as key Aboriginal leaders – attended the “Excellence in Action: Best Practices in First Nations, Métis and Inuit Economic Development” in January 2007. The Symposium identified factors supporting Aboriginal communities and businesses that have generated and sustained economic and employment benefits to this point and how further policy and programs may stimulate Aboriginal involvement in the economy in the future.

A final report on the recommendations and discussions from the symposium will be released in spring 2007 and will inform policy and practices in Aboriginal economic development by provincial, federal and Aboriginal governments. [SIR, FNMR]

By supporting the growth of Aboriginal capacity for business development and labour force participation, Saskatchewan’s economic potential can be more fully realized. The 2007-08 Budget includes several initiatives aimed at increasing Aboriginal participation in the future of Saskatchewan:

•	$36.9 million in funding to support the First Nations Trust, Community Development Corporations, and the Métis Development Fund as per the 2002 Gaming Framework Agreement and the Saskatchewan Gaming Corporation Act. This represents a $7.7 million increase over 2006-07. [FMNR]

•	$2.3 million to support an Aboriginal consultation unit, which includes $2.0 million for a First Nations and Métis Consultation Capacity Fund associated with the province's legal duty to consult. Involving First Nations and Métis people in broader program and policy decisions is more likely to result in better social and economic outcomes for First Nations and Métis people. [FMNR]

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•	$1.5 million in grant funding for the First Nations and Métis Business Development Program, which was established in 2005-06 as a four year program to provide grants to Aboriginal business entrepreneurs. [FMNR]

Attracting immigrants to settle here and participate fully in our society is another way to ensure a thriving labour force. Saskatchewan has received an average of 2,000 immigrants per year over the last five years. In 2006 alone, immigration to Saskatchewan rose by 27 per cent.

In 2005, the Government introduced an aggressive three-year immigration strategy to help Saskatchewan compete nationally and globally for new skilled workers. The Saskatchewan Immigrant Nominee Program (SINP) was developed to support government’s goal of attracting 5,000 new immigrants by 2008-09.

The province is well on its way to exceeding this target through several initiatives announced last year and through new ones this year. In 2006, the Saskatchewan Immigration Nominee Program issued more than 1,000 nominations, which exceeded the target by more than 200.

In 2007-08, $1.6 million is being provided for the second phase of the immigration strategy, with funds targeted at providing increased supports to immigrants in the form of language and literacy training, expanding the Immigrant Internship Program beyond Saskatoon, and the co-ordination and delivery of reception and settlement support in smaller centres and rural communities.

Further, the Government has acknowledged that it is difficult to recruit immigrants to Saskatchewan without enhancing our international profile. In addition to the second phase funding highlighted above, $775,000 will be provided, as part of the province’s Labour Market Strategy, to promote Saskatchewan’s universities and training institutions internationally, expand language training and services, and support skills recognition and programming. [AEE]

NORTHERN ECONOMIC DEVELOPMENT

Strong prices for non-renewable resources have resulted in unprecedented interest and investment in exploration and development in northern Saskatchewan. Key government investments in northern infrastructure such as roads, natural gas and telecommunications are also creating significant opportunities for business development and employment growth in the North. Given current opportunities and our future potential, we must work hard to help position northerners to take maximum advantage of these opportunities.

Our northern young people are a huge asset as we move forward. We need to work together to create opportunities for our young people to start businesses and to gain meaningful employment. In 2007-08, funding will continue for the Northern Development Fund (NDF) grant program, including $295,000 for Regional Development Corporations and $205,000 for eligible projects that support marketing, youth entrepreneurship, and business development programs.

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In addition, $385,000 will enable the Northern Commercial Fish Transportation Subsidy to continue to support this important traditional sector of the northern economy. [NA]

Northlands College, the University of the Arctic, and the University of Saskatchewan have entered into a five-year partnership to deliver a Bachelor of Arts degree in Northern Studies. This degree completion program is for Northerners who have completed first and second year university level courses in the North, but have been unable to move to complete a full degree.

The program places emphasis on northern issues and Aboriginal public administration. It is designed to be relevant to both northern people as well as those employed in First Nations government administration, northern local government, or public sector organizations such as school divisions and health authorities. [AEE]

In 2006-07, the Province provided a $7 million grant, matching an investment by SaskEnergy, to extend natural gas service to La Ronge. The remaining $6.8 million required for the project will come from residential and commercial customer contributions. On March 8, 2007, SaskEnergy announced that sufficient customers have signed up for the service. Construction of the new pipeline will begin this spring.

A GREENER SASKATCHEWAN

During 2007-08, the Government will advance a green strategy which, along with a sustainable energy strategy and a climate change plan, will provide a foundation for sustainable growth in our Province. These strategies will better integrate environmental and economic values by encouraging opportunities that both protect the environment and grow the economy.

Climate change presents an enormous challenge to the entire planet and we owe it to our children to confront climate change while ensuring a reliable supply of affordable energy for Saskatchewan homes, industries and communities. A balanced plan will enable us to be leaders in tackling climate change responsibly while ensuring that our economy continues to be strong and prosperous. $7.5 million will be spent on green and climate change initiatives and as the year unfolds, the Government will announce initiatives that will help meet its environmental goals. [ENV]

The existing PST exemption on ENERGY STAR® qualified residential furnaces, boilers and heat pumps is being extended as part of the 2007-08 Budget. This initiative complements a similar PST exemption for energy efficient refrigerators, freezers, dishwashers and clothes washers to encourage energy efficiency in the home. [Finance]

In addition to new initiatives, many ongoing programs will receive funding in 2007-08. SARCAN will receive a grant of $11 million to continue the Beverage Container Recycling Program. [ENV]

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A waste paint recycling program and an end-of-life electronics recycling program were both implemented in 2006-07. Saskatchewan is the only province with a province-wide, industry managed electronic waste recycling program. Televisions, computers, monitors and printers are now accepted at the 71 SARCAN depots in the province. Over 70,000 litres of waste paint have been collected, and in addition, over 11,000 litres of paint have been picked up and reused through the Paint Exchange Program.

Through ongoing implementation of the Safe Drinking Water Strategy, the Government remains committed to the provision of safe drinking water for communities. The departments involved in the Safe Drinking Water Strategy (SE, SH, GR, SWA, SaskWater, SAF) continue to support improvements to water and wastewater systems in municipalities, including measures to ensure sustainability of these systems in the future.

Inspections at water and sewage works across the province ensure operational and treatment requirements are met. Over 97 per cent of communities have achieved or made significant progress towards waterworks operator certification. [ENV] SWA will receive a grant of $7.2 million, an increase of $647,000, for watershed planning and reinstatement of the Water Control program. [SWA]

Government is continuing its work with ethanol proponents, communities, the Saskatchewan Ethanol Council, the Saskatchewan Biodiesel Task Force, and other stakeholders in developing a strategic plan for the future of the renewable fuels industry.

In 2007-08, the budget for the ethanol fuel tax rebate will increase by $3.3 million to $21 million as industry production expands. [SIR]

The Saskatchewan Renewable Fuels Working Group continues to research and make recommendations to both the federal and provincial governments on the federal renewable fuels standard and program. [RECD]

The Saskatchewan Biodiversity Action Plan was released to the public in 2004. Biological diversity is essential for human food, clean water, shelter, health, work, recreation, and culture. This is particularly true for Saskatchewan where agriculture and other biodiversity-related economic activities, including forestry, fishing, hunting and tourism play a large role in the economy.

The plan continues in 2007-08 through the continued protection of land and water, funding ecological and biodiversity interpretation, and enabling agreements to secure natural ecosystems and natural habitat for the benefit of future generations. [ENV]

The Office of Energy Conservation (OEC) continues to encourage action by the public and industry by providing valuable information in the development of cost-effective energy conservation initiatives in the province. The OEC furthers these activities through a combination of provincial funding and leveraging federal dollars. [SIR, SRC]

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In addition, the Saskatchewan Research Council (SRC) is receiving a $394,000 increase in provincial funding to complement its research program. SRC has conducted research in use of alternative and renewable fuels, and other projects that will further the Government’s agenda related to climate change. [SRC]

The Department of Property Management (DPM) has demonstrated leadership in supporting Government’s green efforts by developing industry best-practices in stewardship, efficiency and sustainability. DPM’s head office project at Century Plaza maximizes the use of leading sustainability technologies.

The project reused 75 per cent of the existing structure and over 80 per cent of construction waste was diverted from landfills. Use of natural light was maximized, a high performance heating system was installed, and water conservation technologies are utilized. Fifty per cent of the energy consumed in the building is from a green source.

Similar technologies and principles will be used in the Regina Correctional Centre and the Saskatchewan Disease Control Laboratory. Additional initiatives for 2007-08 include:

•	Promoting increased recycling of paper and returnable containers within government buildings and installing more recycling bins in government facilities.

•	Increasing the quantity of wind energy purchased from SaskPower to about 30 million kilowatts, representing 36 per cent of executive government energy purchases.

•	Investing $1.9 million in sustainability initiatives (including $1.2 million in energy performance investments) in five facilities as part of ongoing energy efficiency upgrades. Planned upgrades include improvements at the Paul Dojack Youth Centre, Kilburn Hall, SIAST Palliser Campus and Highway's Equipment Repair Depots in Saskatoon and Swift Current.

•	Reducing the potential for release of chlorofluorocarbons (CFCs) from existing air conditioning equipment by systematically replacing equipment that uses CFCs. In 2007-08, such equipment will be replaced at Saskatoon's Sturdy Stone Building. [all DPM]

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Increasing Access to Health Care for
Saskatchewan Families and Seniors

Strengthening Saskatchewan’s leadership in improving public health care was another cornerstone of the Fall 2006 Speech from the Throne. Health’s 2007-08 Performance Plan focuses on the most immediate issues in the health system while recognizing the importance of future oriented investments.

The 2007-08 Health Budget is increasing by $274 million which:

•	Improves access to health care;

•	Reduces wait times through expanded capacity;

•	Promotes a healthy population;

•	Targets initiatives to improve the health of our children and youth;

•	Supports our seniors;

•	Advances workforce planning; and,

•	Ensures required technology and infrastructure support for the health system's core business.

INVESTMENTS IN HEALTH CARE

Healthy people contribute to a healthy Saskatchewan. Government has a clear role to play in investing in the health care system to ensure it is the best it can be. This Budget provides a 6.4 per cent increase in Regional Health Authorities funding (an additional $125 million in 2007-08) to improve provincial health services. [All initiatives profiled in this section are from Health, unless otherwise indicated.]

Total funding of $78.5 million in 2007-08, a $5.3 million or 7.3 per cent increase over 2006-07, is being provided to the Saskatchewan Cancer Agency. This funding is primarily to increase the number of drug treatments and types of cancer drugs. Recently, the Saskatchewan Cancer Agency added Rituxan as a maintenance therapy drug, as well as Taxotere to its formulary.

Saskatchewan, the birth place of Medicare, has long been considered a leader in developing innovative approaches to health care. The 2007-08 Budget provides the most significant expansion of health services for seniors in a generation. Effective July 1, 2007, the Seniors’ Drug Plan introduces a maximum $15 prescription drug cost for all drugs under the formulary plan for people aged 65 and older.

This will benefit 115,000 seniors, at an average annual savings of $400 each. Lower-income seniors who don’t pay for drugs will continue to not pay. The cost of this initiative is estimated to be $35.7 million for partial year implementation in 2007-08, and $53.1 million annualized in 2008-09.

The Government is also improving health benefits for vulnerable workers. Supplementary eye care benefits and enhanced drug coverage for lower income workers will be introduced at a cost of $2.5 million in 2007-08.

Work will continue with the Muskeg Lake Cree Nation to establish a First Nations Wellness Centre and within that a Diabetes Centre of Excellence in Saskatoon.

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REDUCING WAIT TIMES AND IMPROVING ACCESS TO SERVICES

Improved access to acute care services through the reduction of wait times for surgical and diagnostic services remains a priority for Saskatchewan residents. Through increased investments and establishment of a comprehensive surgical management system there has been a significant reduction in the number of patients waiting longer than a year for surgery.

The health system performs over 73,000 surgeries annually: 35,000 inpatient and 38,000 outpatient surgeries. 76 per cent of these surgeries are done in Regina and Saskatoon.

With the implementation of a targeted surgical fund in 2005-06, Regina and Saskatoon were able to reduce surgical wait lists by over 1,400, performing an additional 2,000 surgeries in that year. During the first nine months of 2006-07, the number of patients who were waiting longer than a year for surgery in the province’s seven largest health regions was reduced by 880 patients.

These efforts will continue with existing and new initiatives to target long wait times. To further reduce wait times for medical procedures, the province will:

•	Retain the targeted surgical fund ($8.9 million in 2007-08), allowing for up to 2,000 more surgeries to be performed this year;

•	Provide an additional $1.6 million for 160 additional hip and knee replacement surgeries, for a total of 3,275 hip and knee surgeries this year;

•	Provide an additional $1.4 million, which will more than double the capacity for Magnetic Resonance Imaging (MRI) exams performed since 2003-04. This investment will allow for approximately 3,100 more MRI scans to be performed this year;

•	Begin planning for an MRI at St. Paul's Hospital in Saskatoon;

•	Make an investment of $510,000 to allow for an additional 5,500 patients to receive Bone Mineral Density testing this year;

•	Invest $1 million to improve patient access to the cardiac catheterization lab services in Saskatoon and to increase the number of patients treated; and,

•	Increase capacity for services to patients with kidney disease. An additional $1.5 million will allow for an increase in dialysis treatments and a 20 per cent growth in the number of patients served through chronic renal insufficiency clinics. There are renal dialysis sites in Regina, Saskatoon, and six regional hospitals as well as the district hospital in Tisdale. The renal site at the district hospital in Estevan will be operational in 2007-08.

CHILDREN’S HEALTHY DEVELOPMENT

Investing in the healthy growth and development of our children now will have an impact on their health later in life. Improving the current and ongoing health status of children means involving the broader educational and social services sector to ensure all elements of development are considered.

The KidsFirst program supports the healthy growth and development of vulnerable children by providing intensive supports such as home visits, mental health and addiction services, child care and early childhood education supports to families.

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These services are made available in nine targeted communities located throughout the province. This year, the program will provide services to a total of 850 families – 230 prenatal families and 440 new families, as families move through and graduate from the program. [Learning and Health]

Improving health outcomes in children will have a positive overall impact on the health care system by preventing common problems and conditions, as well as ensuring children grow up to be productive, healthy, contributing members of society.

For example, good dental hygiene is considered a crucial determinant of health over one’s lifetime. Some children, however, do not have access to adequate dental care. Therefore, the 2007-08 Budget introduces a targeted dental sealant program to be applied to high-risk students in grades 1 and 7. These sealants will help prevent cavities and promote better dental hygiene in our children.

$2.25 million is being invested in 2007-08 to improve access to children’s mental health services and children’s therapies, by providing additional specialists to increase capacity and reduce wait lists.

This budget will provide additional supports for children with autism and increased training for health professionals to serve as a resource for families with autistic children, at a cost of $490,000. In addition, a centralized respite service ($300,000) will be available for families with children with complex needs, such as those who are ventilator-dependent.

In 2007-08, the Department of Health will cover 100 per cent of the cost of insulin pumps for a targeted population of children with diabetes.

Funding to support a new midwifery site in Saskatoon with four midwives is also planned. This will bring the provincial total to eight funded registered midwives once all of the positions are filled.

RECRUITING AND RETAINING HEALTH CARE PROFESSIONALS

Ensuring a sufficient supply and appropriate mix of health care providers in an increasingly competitive environment is a priority requiring a comprehensive and inclusive approach to planning.

Working Together: Saskatchewan’s Workforce Action Plan released in December 2005 defines a multi-year strategy to address a range of provider issues including: education, training, workplace safety and the development of representative and quality workplaces.

In 2007-08, an additional $8 million is provided as part of the $25 million multi-year plan announced in the fall of 2006 to:

•	Build additional clinical placement capacity within the province to meet workforce requirements;

•	Recruit needed professionals through the provincial recruitment agency;

•	Attract health care professionals to northern, rural and hard to recruit locations, through a grant program;

•	Retain our health professionals through an additional grant program;

•	Develop a nursing mentorship program;

•	Utilize a research model that will assist in projecting and forecasting implications for the future health workforce; and,

•	Better align the supply of graduates with the needs of health care employers.

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Training opportunities for health care professionals will increase by 37 in 2007-08, growing to 105 additional opportunities in four years. This expansion will allow for more registered nurses, licensed practical nurses, registered psychiatric nurses, doctors and medical residents to enter the Saskatchewan workforce. [AEE]

Expansion of the College of Medicine, including an increase in the number of residency seats, will help to align education and training capacity with health sector labour market demand and will provide more opportunities for young people in the medical field. [AEE]

This Budget also encourages the expansion of the Aboriginal workforce in the medical field. A total of 70 seats will be set aside for Aboriginal students in the Nursing Education Program Saskatchewan (NEPS) which is 17 per cent of the total number of seats in this program. This program continues to be successful in that it experiences the highest Aboriginal enrolment rate for a nursing program in Canada. [AEE]

HEALTH CARE CAPITAL PROJECTS

Investments in capital and technological developments help maintain and enhance infrastructure requirements for a modern and efficient health care system. Work will continue on several health facility projects that began last year such as integrated facilities in Moosomin and Preeceville, and the Oliver Lodge Long-term Care Facility in Saskatoon.

This Budget provides $16.45 million in 2007-08 to continue work on the new Saskatchewan Disease Control Laboratory, to be completed in 2008.

$5.7 million in 2007-08 is being devoted to further the development of the electronic health record system. Through this system, health professionals will have secure access to the most current information, from any care location in the province, helping them to make the best drug therapy and treatment decisions for their patients.

This system will improve patient safety. The planned electronic x-ray and lab results components of the electronic health record system will make the health system more efficient, providing quicker access to results and reducing duplication of medical testing.

THE PREMIER’S PROJECT HOPE

Project Hope was launched in 2005 as a multi-year response to alcohol and substance abuse. This plan includes a wide range of strategies in the areas of supply reduction, prevention and treatment. [Health, CR, CPS, Justice]

An increase of $1.4 million is provided in this Budget for Project Hope. Funding will go towards:

•	Continued implementation of a 12-bed brief detox facility in Regina, a 24-bed youth treatment stabilization unit in Saskatoon, and a 15-bed youth treatment facility in collaboration with the Prince Albert Grand Council;

•	Continued implementation of substance abuse treatment community supports; and,

•	Continued Secure Care programming, which to date has assisted over 120 high-risk, hard-to-engage youth, aged 12 to 17 years, who are severely affected by substance abuse.

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IMPROVING HEALTH OUTCOMES

Poor health outcomes are often directly related to poverty and the conditions in which people live. Correspondingly, steps are being taken to reduce the impact of poverty, to increase basic supports to those most vulnerable, to improve social housing and to increase safety in our communities.

In 2006-07, a $100 million housing, skills training, and inner city revitalization program was announced demonstrating Government’s leadership in investing where the need is greatest. [AEE, CR, Health, Learning]

This package of initiatives included $60 million for:

•	The single largest expansion of HomeFirst, providing affordable housing for 500 more low to moderate income families in the inner cities and communities;

•	Rent subsidies for 300 very low income families; and,

•	A training component to link youth to the home building and repair sector.

$8 million will fund community programs promoting health and well-being. Potential services offered to the community could include social services, connections to libraries and child care centres, immunization, healthy baby programs, substance abuse counselling and other health care services.

$32 million will fund enhanced partnerships among the pre-K-12 school system, Saskatchewan Institute of Applied Science and Technology (SIAST), Saskatchewan Indian Institute of Technologies (SIIT), Dumont Technical Institute, and the community to support integrated facilities and programs to better link inner city youth and other learners directly to job training and improving overall educational outcomes.

In Saskatoon, these training initiatives are focused on an integrated facility at Mount Royal Collegiate focused on helping inner-city youth transition into post-secondary training and the workforce. Two initiatives are planned for Regina:

•	The Regina inner city trades and skills centre which will develop a new approach, in consultation with the community, to better engage youth in learning and the labour market; and,

•	The North Central community services centre which is aimed at improving services to the inner city and is linked to the future revitalization of Scott Collegiate.

Total spending for the Saskatchewan Employment Supplement (SES) is being increased by $422,000 to ensure working families who rely on this supplement do not become ineligible for benefits due to inflation. [CR]

Community Based Organizations will receive $5.7 million to allow for wage increases in that sector. This will ensure delivery of programs and services and advance independence for vulnerable people and those with disabilities. [AEE]

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PROTECTING THE MOST VULNERABLE

A growing and vibrant economy allows the Government to make long-term, sustainable investments in our health and social programs, ensuring that all people, including the most vulnerable, feel the benefits of a more prosperous economy.

The Saskatchewan Assistance Plan (SAP) and Transitional Employment Allowance (TEA) income supports will increase by $3.5 million in 2007-08, benefiting over 30,000 individuals. [CR]

$1.6 million is being provided to increase opportunities for disabled individuals to participate in the community. The Budget will fund the development of new or enhanced residential and day program supports in communities across the province. [CR]

Volume increases in foster care, therapeutic foster care, private treatment and family supports have necessitated an increase of $9 million for Child and Family Services to respond. These efforts will assist approximately 7,700 children in the coming year. [CR]

$700,000 in 2007-08 will help to support strong and accountable delivery of child welfare services in 18 First Nations agencies on-reserve. This will benefit approximately 1,500 children on-reserve. [CR]

An increased investment of $370,000 in the Children Who Witness Domestic Violence program will enhance programming in current locations: North Battleford, Regina, Saskatoon, and Prince Albert, and will expand the program to other areas of the province. The programs offer counselling, support, referrals and information for the child as well as the non-offending parent. [JU]

HEALTHY AND SAFE COMMUNITIES

A new investment of $2.4 million in RCMP and municipal police forces will increase the number of police officers assigned to the Gang and Drug Strategies, for prosecution resources, and to the Coroner’s Office. [JU]

In 2007-08, the Government will continue to implement cross-departmental responses to the recommendations of the “First Nations and Métis Peoples and Justice Reform Commission” report of 2004. The Commission reviewed the needs of Aboriginal people and their relationship with the justice system, and made over 100 recommendations intended to address many aspects of this complex issue. [JU and FNMR]

It is estimated that there are approximately 400 sexually exploited children and youth in the province. $2.1 million will be provided to enhance services for sexually exploited children in the form of prevention and support services. [CR] As well, a $1.3 million investment will fund increased policing and prosecution services directly related to the arrest and prosecution of child sexual offenders. [JU]

Enhanced violence and gang reduction initiatives will total $1.6 million and 16.5 FTEs, to provide better supervision of high-risk violent offenders in the community. [CPS]

In addition, $486,000 will fund a new supportive employment program to help offenders reintegrate into the community upon their release. This program will enhance existing vocational readiness training and other supports currently provided for offenders, recognizing that maintaining employment is one of the best ways to prevent re-offending behaviour. [CPS]

86	Budget 2007/-08 / Budget and Performance Plan Summary

Building a Better Future
for Our Young People

Saskatchewan is enjoying record employment levels and the lowest unemployment rates witnessed in this Province in 30 years. Retail sales and housing starts are up, and our housing market is considered to be very affordable, contributing to a low cost of living compared to the rest of the country.

We want young people to build their futures in Saskatchewan. A young and vibrant labour force will help supply the growing demands of our economy.

INCREASING ACCESS TO AFFORDABLE EDUCATION

Continuing the tremendous growth our economy has enjoyed over the last several years will require a properly skilled workforce. To meet that objective, we are enhancing all levels of learning from pre-kindergarten to post-doctoral studies. The coming year will see opportunities for our youth expanded in a variety of ways.

The 2007-08 Budget introduces a five-year, $10,000 Graduate Tax Exemption for recent graduates from an accredited post-secondary program. When combined with existing tax exemptions, the first $20,000 of income earned by the graduate is exempt from provincial income tax during the first five years following graduation.

This exemption allows Saskatchewan to offer a competitive tax system as compared with neighbouring provinces. Combined with other “Saskatchewan advantages”, such as a low cost of living and affordable housing, we are better able to attract recent graduates to our Province. [Finance]

The Honourable Warren McCall is expected to finalize recommendations for Government during 2007-08 from his review of the accessibility and affordability of post-secondary education in Saskatchewan. The review is expected to recommend short and long-term strategies to make education more accessible for students. [AEE]

Education will continue to be more affordable with the extension of the University tuition freeze for the third consecutive year. This is accomplished by increasing operating funding to universities by $21.6 million in 2007-08. [AEE]

The universities and federated colleges will receive a total operating grant of $303.6 million in 2007-08, an increase of $26.2 million or 9.5 per cent including:

•	Increased funding of $1.5 million to the Western College of Veterinary Medicine at the University of Saskatchewan and the Laboratory building at the University of Regina to offset costs associated with operating those facilities;

•	An additional $4 million to the College of Medicine at the University of Saskatchewan to ensure that staffing and research potential are kept at required levels; and,

•	Stabilization of funding for the University of Regina’s Petroleum Systems Engineering program by providing an additional $650,000. [AEE]

Budget 2007/-08 / Budget and Performance Plan Summary	87

LABOUR MARKET STRATEGY

Advanced Education and Employment (AEE) has been leading the development of a provincial Labour Market Strategy. This strategy focuses on developing, attracting and retaining our labour force to meet both the current and emerging needs of our strong economy. A key component of this strategy is attracting and retaining our youth in the provincial labour market.

An essential part of the Strategy is to increase capacity of the education and training institutions to offer an increase in the number of learning opportunities available. Increased funding will provide an additional 2,118 training opportunities in areas where labour shortages are already being experienced. Initiatives will also be implemented to increase young people’s awareness of how they can best participate in our growing economy.

Since 2004, 6,164 additional training opportunities have been added. The 2,118 opportunities for the coming year are:

•	544 opportunities in health education, trades, skills and basic education directly resulting from the Labour Market Strategy;

•	1,297 opportunities available through CareerStart;

•	As noted in the previous section, 37 opportunities in the first year of the health care professional training expansion (four medical undergraduate, 18 nursing education program and 15 licensed practical nursing);

•	104 opportunities in Early Childhood Education;

•	An additional 75 on-reserve basic education opportunities offered through the regional colleges;

•	21 opportunities in the Bachelor of Northern Studies initiative; and,

•	40 northern construction opportunities. [all AEE]

The province needs to expand training opportunities to meet the demands of a thriving economy. A strong pre-Kindergarten to Grade 12 system develops the essential skills necessary to transition to post-secondary education, training and the workplace.

Supporting these transitions is facilitated by:

•	Funding a strategy to develop a representative workforce within the pre-Kindergarten to Grade 12 school system; [Learning]

•	Supporting the work of the Shared Services-Capacity Building Council to improve the educational experience and environment for Aboriginal students; [Learning] and,

•	Providing $600,000 for programs and services to help youth find and keep jobs in the province. [AEE]

Achieving better education and labour market outcomes for First Nations and Métis people, particularly youth, is critical to the continued growth of the Saskatchewan economy. Providing $2 million in funding to the Saskatchewan Indian Institute of Technologies (SIIT) will support increased capacity both on and off-reserve and provide enhanced student supports for this growing segment of our population. [AEE]

88	Budget 2007/-08 / Budget and Performance Plan Summary

The province has committed $24.8 million from the Innovation and Science Fund (ISF) over the next five years to fund the InterVac project. This federal-provincial initiative is the largest single project funded from the ISF which will study infectious diseases and the testing of vaccines and vaccine delivery systems for both humans and animals. In 2007-08, the province is providing a $3 million increase to the ISF, to not only allow the fund to meet its commitments for the InterVac project, but to enable a variety of other research projects, helping to promote Saskatchewan as a centre for innovation. [AEE]

Enhanced supports will be provided to employers to recruit workers to meet their labour market needs. This will include enhancements to saskjobs.ca, increasing awareness of available programs and services, including student employment programs. [AEE]

Approximately two per cent Saskatchewan's workforce is earning minimum wage. The Government has increased the minimum wage three times since 2005. The third increase to $7.95 per hour took effect on March 1, 2007. Increasing the minimum wage is helping approximately 7,000 workers across the province. [LAB]

PROVIDING A SOUND BEGINNING

We are improving education and training opportunities for future learners at all levels through funding for our K-12 school system. $587 million will be transferred to school divisions to support their operations and $18.3 million will fund school capital projects.

The building blocks for learning are established early. Over the next year, this foundation will be enhanced by new investments of $8.2 million in Early Learning and Child Care (ELCC) which includes approximately:

•	$1.4 million for 500 additional licensed child care spaces;

•	$730,000 for 15 new targeted Pre-Kindergarten programs;

•	$1.4 million for licensed family child care homes;

•	$2.5 million for an ELCC capital program to support the renovation and maintenance of existing child care infrastructure to prepare for new child care spaces; and,

•	$2 million for system-wide supports for service providers and parents.

Investments in our children are also supported by $3.4 million for ELCC commitments made in prior years related to child care worker wage lifts, Child Care Saskatchewan, KidsFirst, and supports for special needs children and teen parents.

An additional $500,000 is being provided to support family literacy by building upon existing programs and the community-based literacy system. [all Learning]

Budget 2007/-08 / Budget and Performance Plan Summary	89

SUPPORTING CULTURE AND THE ARTS

Saskatchewan people are known across the nation as being gracious hosts. Hosting successful events seems to, at least in part, help define who we are and further enhances our reputation as a great place to live.

Athletic, musical and cultural events in the province have been recognized from coast to coast and beyond. This will continue in 2007, a year of celebration of the arts and music. The Juno Awards and the celebrations that accompany them are destined for Saskatchewan in April of 2007. Previous budget commitments were instrumental in attracting and staging this event.

Further funding has also been confirmed for:

•	The Western Canadian Music Awards to be held in Moose Jaw - $73,000 in provincial funding; and,

•	The Waniska Aboriginal Music Showcase - $73,000 in provincial funding.

Key recommendations of the Minister’s Advisory Committee on Status of the Artist will be funded for $750,000. This funding is targeted at improving the income of artists and enhancing opportunities for artists and arts organizations to lever resources from other sources. [CYR]

In 2006-07, the Saskatchewan Communications Network (SCN) received $2.2 million to purchase 380 hours of programming. In the coming year, SCN anticipates spending over half of the funding on projects produced in Saskatchewan. [SCN]

CONNECTING WITH YOUNG PEOPLE

In February 2007, a Youth Summit in Saskatoon attracted over 600 delegates. The event was hosted to open a direct dialogue between the province and young people.

Keeping our youth connected to their world with cutting edge communication enhancements is an important investment.

Saskatchewan! Connected, an initiative started in 2006-07, will provide access to free wireless Internet in the downtown and post-secondary areas of Saskatchewan’s four largest cities. The initial $1.3 million start-up cost was provided in 2006-07 and there is a $339,000 annual operating cost. [ITO]

SCN’s satellite-based E-Learning Network offers distance education throughout the province, providing additional opportunities to Saskatchewan youth right in their communities. The E-Learning Network reaches over 270 classrooms across the province. [SCN]

90	Budget 2007/-08 / Budget and Performance Plan Summary

FOR MORE INFORMATION

This Summary document provides only highlights of the activities Government will undertake in 2007-08. Much greater detail, including key actions and performance measures to gauge progress toward the stated outcomes, is available for each of the reporting departments[1] and Treasury Board Crown corporations on their individual websites.

Performance Plans can also be viewed through the Department of Finance’s website at: http://www.gov.sk.ca/finance/accountability

Government will report on this Performance Plan Summary part way through the year in the Mid-Year Report and all departments will report on their year-end progress in their corresponding Annual Reports.	For clarification, here is a list of acronyms used in this document:

[AEE]      Advanced Education and Employment

[SAF]      Agriculture and Food

[CR]        Community Resources

[CPS]      Corrections and Public Safety

[CYR]     Culture, Youth and Recreation

[ENV]     Environment

[FNMR]  First Nations and Métis Relations

[GR]        Government Relations

[DHT]     Highways and Transportation

[SIR]      Industry and Resources

[ITO]      Information Technology Office

[JU]         Justice

[LAB]     Labour

[LRN]     Learning

[NA]       Northern Affairs

[DPM]    Property Management

[PSC]     Public Service Commission

[RECD]  Regional Economic Co-operative Development

[SCN]     Saskatchewan Communications Network

[SRC]     Saskatchewan Research Council

[SWA] Saskatchewan Watershed Authority

[1]	The departments of Advanced Education and Employment; Government Relations; Northern Affairs; and Regional Economic and Co-operative Development will be posting their Performance Plans on the website at a later date.

Budget 2007/-08 / Budget and Performance Plan Summary	91